3/16

07021881

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Suzano Petroquimica S.A.

*CURRENT ADDRESS

PROCESSED

MAR 2 0 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34667

FISCAL YEAR 12-31-06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dew

DAT : 3/19/07

RECEIVED

2007 MAR 16 A 9:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Suzano Petroquímica S.A.

Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

AR/S
12-31-06

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP - Brazil

1. We have audited the accompanying consolidated balance sheet of Suzano Petroquímica S.A. (the "Company") and subsidiaries as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management in conformity with Brazilian accounting practices. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Suzano Petroquímica S.A. and subsidiaries as of December 31, 2006, and the results of their operations, changes in shareholders' equity, and changes in their financial position for the year then ended in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of expressing an opinion on the financial statements referred to in paragraph 1, taken as a whole. The consolidated statements of cash flows, which are presented for purposes of providing supplemental information, are not required under Brazilian accounting practices. Such information has been subject to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements as of December 31, 2006 referred to in paragraph 1, taken as a whole.

5. We have previously audited the consolidated financial statements of the Company and the consolidated statement of cash flows for the year ended December 31, 2005, presented for comparative purposes, and issued an unqualified audit report thereon dated March 9, 2006 based on our audit and on the report of other independent auditors on the financial statements of the jointly-controlled subsidiary Rio Polímeros S.A., the Company's investment, which amounted to R$485,135,000 at December 31, 2005, corresponding to 34.7% of the Company's total consolidated assets.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America - U.S. GAAP. The Company has presented the nature and effect of such differences in Note 28 to the financial statements.

February 9, 2007

Deloitte Touche Tohmatsu

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

ASSETS	Note	2006	2005
CURRENT ASSETS			
Cash and cash equivalents	6	304,031	197,323
Short-term investment		89,304	48,387
Trade accounts receivable	7	310,245	214,312
Inventories	8	256,197	292,429
Recoverable taxes	9	38,207	69,360
Deferred income taxes	10.a	5,772	17,241
Other credits		79,511	35,579
Prepaid expenses		7,171	5,132
Total current assets		1,090,438	879,763
NONCURRENT ASSETS			
Long-term assets:			
Deferred income taxes	10.a	83,127	46,558
Recoverable taxes	9	178,099	141,292
Escrow		889	3,221
Trade accounts receivable	7	8,335	13,024
Other credits		26,120	27,730
Permanent assets:			
Investments	11	35,811	71,083
Property, plant and equipment	13	1,356,765	1,443,495
Deferred charges	14	595,867	660,620
Total noncurrent assets		2,285,013	2,407,023
TOTAL ASSETS		3,375,451	3,286,786

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2006	2005
CURRENT LIABILITIES			
Payables to suppliers		197,620	207,755
Loans	15	256,186	591,269
Debentures	15	331	-
Securitization fund liabilities		-	23,747
Taxes other than income tax		23,931	15,268
Salaries and payroll charges		13,830	23,309
Customer advances		5,543	31,743
Related parties		-	282
Dividends payable		213	5,586
Other accounts payable		51,319	45,752
Total current liabilities		548,973	944,711
NONCURRENT LIABILITIES			
Long-term liabilities:			
Payables to suppliers		40,931	14,044
Loans	15	1,645,440	1,211,261
Debentures	15	32,191	-
Deferred income taxes		1,413	1,412
Taxes other than income taxes		73,655	55,871
Provision for contingencies	16	12,268	15,993
Swap contracts		-	3,946
Provision for pension plans		3,044	4,476
Other accounts payable		12,102	21,728
Total noncurrent liabilities		1,821,044	1,328,731
DEFERRED INCOME		38,864	45,318
MINORITY INTEREST		-	1,472
SHAREHOLDERS' EQUITY			
Capital stock		826,283	826,283
Income reserves		140,287	140,271
Total shareholders' equity		966,570	966,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,375,451	3,286,786

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais, except for earnings per share)

	Note	2006	2005
GROSS OPERATING REVENUES		3,184,497	2,459,782
Taxes on sales and other sales deductions		(702,015)	(543,113)
NET SALES	18	2,482,482	1,916,669
Cost of sales	18	(2,150,304)	(1,619,298)
GROSS PROFIT	18	332,178	297,371
OPERATING (EXPENSES) REVENUES			
Selling expenses		(173,825)	(136,110)
General and administrative expenses		(85,849)	(65,241)
Financial expense, net	20	(194,768)	(94,525)
Exchange variation	20	102,663	26,419
Goodwill amortization		(57,321)	(19,462)
Other operating revenues		13,763	24,833
OPERATING INCOME (LOSS)		(63,159)	33,285
Nonoperating revenues (expenses)		36,879	(23,497)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		(26,280)	9,788
Current income and social contribution taxes	10.b	(27,841)	(25,754)
Deferred income and social contribution taxes	10.b	54,696	31,854
INCOME BEFORE MINORITY INTEREST		575	15,888
Minority interest		(559)	(644)
NET INCOME		16	15,244
EARNINGS PER SHARE - R$		0.00	0.07
NUMBER OF SHARES AT YEAREND		226,695,380	226,695,380

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

				Income reserves					
	Note	Capital stock	Revaluation reserve	Legal	Capital increase	Special statutory	Dividends in arrears	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2004		826,283	2,489	9,445	55,337	62,108	-	-	955,662
Realization of revaluation reserve of jointly-controlled subsidiary		-	(2,489)	-	-	-	-	2,489	-
Net income		-	-	-	-	-	-	15,244	15,244
Proposed dividends		-	-	-	-	-	-	(4,352)	(4,352)
Transfer to reserves	17	-	-	762	9,117	3,502	-	(13,381)	-
BALANCES AS OF DECEMBER 31, 2005		826,283	-	10,207	64,454	65,610	-	-	966,554
Net income		-	-	-	-	-	-	16	16
Transfer to reserves	17	-	-	1	9	1	5	(16)	-
BALANCES AS OF DECEMBER 31, 2006		826,283	-	10,208	64,463	65,611	5	-	966,570

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

	2006	2005
SOURCES OF FUNDS		
Operation sources of funds (as described below)	284,221	142,307
New long-term loans	37,051	602,986
Increase of noncurrent liabilities	46,326	54,047
Decrease of noncurrent assets	7,189	47,017
Reduction of working capital resulting from consolidation of companies	-	111,715
Transfer of financing to long term	450,256	-
Transfer of investments to current assets	-	34,778
Transfer of supplier to long term	26,596	-
Other	11,500	2,881
Total sources	863,139	995,731
APPLICATIONS OF FUNDS		
In noncurrent assets:		
Additions in investment (including goodwill)	-	696,366
Additions to property, plant and equipment	93,273	126,908
Additions to deferred charges	25,090	147,316
	118,363	970,590
Increase in noncurrent assets	68,627	145,042
Decrease of noncurrent liabilities	19,445	187,202
Dividends - proposed and paid	-	4,352
Aquisition of minority interest	2,986	951
Effects in working capital, net	47,305	-
Other	-	215
Total applications	256,726	1,308,352
INCREASE (DECREASE) IN WORKING CAPITAL	606,413	(312,621)
REPRESENTED BY		
Variation in current assets	210,675	333,782
Variation in current liabilities	(395,738)	646,403
INCREASE (DECREASE) IN WORKING CAPITAL	606,413	(312,621)
OPERATION SOURCES OF FUNDS		
From operations:		
Net income	16	15,244
Minority interest on income	559	644
Expenses (revenues) that do not affect working capital:		
Depreciation and amortization	118,718	68,151
Net book value of property, plant and equipment disposals	190,549	99,843
Deferred income taxes	(40,561)	(35,890)
Provision for losses with ICMS tax - long term	320	2,115
Provision for contingencies - long term	(2,728)	(3,197)
Goodwill amortization	57,321	19,762
Long-term interest charges, monetary variation and exchange losses	(39,096)	(27,922)
Other	(877)	3,557
Funds from operations	284,221	142,307

The accompanying notes are an integral part of the financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	16	15,244
Minority interest on income	559	644
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation and amortization	118,718	68,151
Disposal of permanent assets	35,919	36,279
Goodwill amortization	57,321	19,762
Loss from dilution of participation in investees	-	3,789
Interest charges, monetary variations and foreign exchange losses (gains), net	87,181	(2,497)
Provision for contingencies and other	(2,728)	614
Deferred income taxes	(29,148)	(34,283)
Other	4,446	2,989
Changes in assets and liabilities:		
Decrease (increase) in trade accounts receivable	(162,375)	117,730
Increase (decrease) in inventories	17,190	(42,195)
Decrease (increase) in recoverable taxes	(31,861)	10,980
Decrease in other current and long-term assets	(59,961)	(299,659)
Increase in payables to suppliers	35,003	95,736
Decrease in other current and long-term liabilities	(151,060)	(22,356)
Cash flows from operating activities	(80,780)	(29,072)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment/subsidiaries, net of cash of subsidiaries sold	125,461	65,747
Acquisitions, net of cash acquired (including goodwill)	(2,713)	(690,020)
Acquisition of minority interest	(2,986)	-
Additions to property, plant and equipment	(84,344)	(119,820)
Additions to deferred charges	(25,090)	(125,095)
Cash flows provided by (used in) investing activities	10,328	(869,188)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of dividends	(4,180)	(28,092)
Proceeds from new loans	852,406	1,770,153
Payments of loans	(671,066)	(808,778)
Cash flows from financing activities	177,160	933,283
INCREASE IN CASH AND CASH EQUIVALENTS	106,708	35,023
Cash and cash equivalents at the beginning of the year	197,323	162,300
Cash and cash equivalents at the end of the year	304,031	197,323

The Company disbursed during the year ended December 31, 2006 R$107,594 to pay for interest on loans.

The accompanying notes are an integral part of the financial statements.

(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

Up to November 30, 2005, the Company was a holding company which held certain investments in jointly-controlled companies. The Company began to have its own operations after the acquisitions described in Note 2 below.

As of July 11, 2006, the Company concluded the first phase of the increase in the production capacity of polypropylene at Mauá's plant. This project increased production capacity of polypropylene by 60,000 tons per year, to 360,000 ton per year, becoming the Mauá plant the largest polypropylene manufacturing facility in Latin America.

The Company holds investments in the following jointly-controlled subsidiaries:

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

Production (540,000 tons of capacity per year) of polyethylene from the fraction of natural gas extracted from Bacia de Campos, Rio de Janeiro.

On October 31, 2005, Rio Polímeros completed its premarketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant. These premarketing operations were contemplated in the business plan and were reflected in results of operations for the first semester of 2005. All expenses not related to premarketing operations were capitalized during the preoperating phase, as they related to the construction project of the plant.

The operating phase began on March 31, 2006 after the conclusion of tests performed in accordance with the construction agreement. As a result, the statement of income includes operations for the period from April 1 to December 31, 2006.

In April 2006, Rio Polímeros started its industrial production and considered concluded the construction of the plant facilities denominated Gas Chemical Complex in Duque de Caxias, State of Rio de Janeiro. The services of construction, engineering and assembly were conducted by the consortium formed by ABB Lummus and Snamprogetti.

The net loss incurred by Rio Polímeros in the period of nine months ended December 31, 2006, amounting to R$92,403 (being R$30,798 the Company's share of that loss), was heavily impacted by the low margin experienced in the beginning of operations. Based on positive projected results of operations, management expects to realize both the investments in noncurrent assets and deferred income taxes on tax losses.

2. CHANGE IN OPERATIONS AND CORPORATE STRUCTURE

On September 1, 2005, the Company acquired all capital stock of Basell Brasil Poliolefinas Ltda. from Basell International Holdings BV ("Basell"). Basell Brasil Poliolefinas Ltda.'s sole asset was 50% of the capital stock of Polibrasil Participações S.A. ("Polibrasil"). As a result of this acquisition, the Company held 100% of the capital stock of Polibrasil, which in turn held 98.1% of the capital stock of Polipropileno S.A., which in turn owned 100% of the capital stock of Polibrasil Resinas S.A., an operating company with total annual production capacity of 625,000 tons of polypropylene and 25,000 tons of polypropylene compounds. At the same time the Company agreed to sell 100% of polypropylene compound business unit to Basell.

The price of the acquisition of Basell Brasil Poliolefinas Ltda., subsequently renamed Suzano Poliolefinas Ltda., amounted to R$668,493, generating goodwill of R$418,374, representing expectation of future profitability.

On September 30, 2005, the indirect subsidiaries Suzano Poliolefinas Ltda. and Polibrasil Participações S.A. were merged into the direct subsidiary Suzano Química Ltda., which became direct shareholder of Polipropileno S.A.

On November 29, 2005, the subsidiary Suzano Química Ltda. acquired an additional 1.38% of Polipropileno S.A. for R$17,927 in a public offering, generating goodwill of R$10,320. Polipropileno S.A. then redeemed its remaining capital stock (less than 5% of total stock) by means of a deposit of R$6,582 to make future liquidation payments to the remaining minority shareholders that did not participate in the public offering. As a result, Suzano Química Ltda. became the owner of 100% of the capital stock of Polipropileno S.A.

On November 30, 2005, Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into the Company, which became an operating company, a manufacturer of polypropylene.

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), together with Sumitomo Chemical Company Limited and Itochu Corporation ("Japanese Group"), established a stock sale and purchase agreement with Braskem S.A., in order to sell their total capital stock in the jointly-controlled subsidiary Politeno Indústria e Comércio S.A. ("Politeno"). For its share on the capital stock of Politeno, the Company received an initial amount of R$129,704 plus an agreement for an additional collection or payment dependent upon the behavior of the difference between the net price of polyethylene and the price of ethylene (the so-called spread of polyethylene), being ethylene referred to the price of naphtha, during the 18 months subsequent to the sale. This agreement for the future collection or payment of additional consideration was characterized as a hybrid derivative financial instrument and, accordingly, recorded at the fair market value computed on the basis of projections of the behavior of its variables in the future, determined by independent finance consultants. As a result, in the consolidated financial statements the Company recognized a gain of R$29,453, which was classified as "Nonoperating income", in the consolidated statement of income. The recognition of this gain assumes a more favorable perspective of the behavior of the spread of polyethylene for that future period, based on the assumptions used by independent finance consultants.

On April 4, 2006, the Company, through its subsidiary Polipropileno Participações S.A., exchanged with Braskem S.A. 75,669,544 shares issued by Nordeste Química S.A. - Norquisa, which represents 8.9% of the voting capital and 10.9% of total capital, for 2,129,324 preferred "A" shares issued by Braskem S.A., which represent 0.6% of total Braskem's capital. On April 6, 2006, the market value of such shares was R$33.5 million (R$15.74 per share at BOVESPA - São Paulo Stock Exchange and the book value of Norquisa's stock was R$24 million, resulting in a gain of R$9.5 million, which was classified as equity in earnings of subsidiaries and as nonoperating income, in the individual and consolidated statements of income, respectively, for the quarter ended June 30, 2006. As of September 28, 2006, the subsidiary Polipropileno Participações S.A. was merged into SPQ, based on an appraisal of the book value of the investment performed and reported by an independent accountant.

On December 22, 2006, SPQ capital was increased by R$52.5 million through the subscription, at book value, of shares by the Company, and paid with 4,759,274 common shares and 2,320,597 preferred shares of Petroflex previously owned directly by the Company.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Exchange Commission (CVM).

Certain reclassifications have been made to the Company's financial statements as of and for the year ended December 31, 2005 to conform to the 2006 presentation, as well as to adequate such financial statements to the requirements of the CVM Deliberation No. 489/05. Certain reclassifications, modifications, and changes in terminology have been made, in order to conform more closely to reporting practices prevailing pursuant to generally accepted accounting principles in the United States of America - U.S. GAAP.

The Company's consolidated financial statements as of December 31, 2006 are not comparable to the consolidated financial statements as of and for the year ended December 31, 2005, which reflect the 33.89% ownership interest in Politeno and 50% ownership interest in Polibrasil.

Until March 31, 2006, Rio Polímeros was in preoperating phase.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments, including Politeno's stock sales agreement. The Company's management reviews its assumptions and estimates regularly.

Note 26 includes a "pro forma" balance sheet as of December 31, 2005 and "pro forma" statements of income for the years ended December 31, 2006 and 2005 as if Polibrasil had been consolidated by the Company from January 1, 2005 and not including Politeno in the consolidation for the first quarter of 2006 and year ended December 31, 2005.

4. DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses

Results of operations are recognized on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents

Include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Marketable securities

Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts

Determined by means of the analysis of historic losses, assessment of balances with realization risks, specific risks of the portfolio, past experience and negotiations in process.

g) Accounts receivable

The discounted export receivables, discounted trade receivables and vendor operations were registered as reduction of accounts receivable.

h) Inventories

Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

i) Investments

The investment in jointly-controlled subsidiaries is stated under the equity method in the individual financial statements of the Company. All other investments are recorded under the cost method. Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. The investments in the capital stock of companies which have been destined for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's accounting practices, makes adjustments to their shareholders' equity and results of operations, for purposes of application of equity method.

j) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13). Expenses related to scheduled shutdown of plants are capitalized in the cost of related assets and depreciated during the period between the current shutdown and the next scheduled shutdown, the intervals may vary from one up to three years.

k) Deferred charges

Expenditures incurred during the preoperating phase are recorded at cost and deferred and amortized after the start-up for ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries mentioned in Note 2 are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, which has been amortized over a period of seven to ten years.

l) Income and social contribution taxes

Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion. The balances of provisions are deducted of escrow, if applicable.

n) Deferred income

Related to negative goodwill from prior acquisitions of shares of Polibrasil companies that have been merged into the Company, which have been amortized over a period of seven years, the same period of amortization of the goodwill paid in the last acquisition of Polibrasil companies.

o) Interest on capital

Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid, respectively, and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

p) Pension plan contributions

Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries. In case of excess assets in overfunded plans, the Company does not recognize the corresponding assets.

q) Financial instruments - derivatives

Derivative contracts are accounted at the balance sheet date using their respective settlement values. Gains and losses earned or incurred as from these instruments are recognized as revenues and expenses currently.

5. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

	2006		2005	
	Voting %	Total %	Voting %	Total %
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Polipropileno Participações S.A.	(a)	(a)	96.46	93.40
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Petroflex Indústria e Comércio S.A.	20.14	20.12	20.14	20.12
Politeno Indústria e Comércio S.A.	(b)	(b)	35.00	33.89
Politeno Empreendimentos Ltda.	(b)	(b)	99.99	99.99

(a) Merged into SPQ Investimentos e Participações Ltda. on September 28, 2006 (see Note 2).

(b) The interest was sold in April 2006 (see Note 2).

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).
- The financial position of the Securitization Fund (FIDC) formed by receivables of the jointly-controlled subsidiary Petroflex was consolidated into the Company according to its share on the subsidiary's capital. The amount of subordinated shares owned by the jointly-controlled subsidiary was eliminated against the equity of the FIDC, the net amount of which was classified as a current liability with FIDC investors.

6. CASH AND CASH EQUIVALENTS

	2006	2005
Petty cash	-	14
Bank accounts	41,891	159,243
Temporary cash investments	262,140	38,066
	304,031	197,323

7. TRADE ACCOUNTS RECEIVABLE

	2006	2005
Domestic clients	399,612	383,082
Foreign clients	151,975	86,441
	551,587	469,523
Discounted receivables	(56,317)	(37,462)
Vendor operations (*)	(162,339)	(189,642)
Allowance for doubtful accounts	(14,351)	(15,083)
	318,580	227,336
Receivables classified under current assets	310,245	214,312
Receivables classified under noncurrent assets	8,335	13,024

(*) Operations by means of which customers obtain bank funding to settle in cash their purchases from the Company, which provides guarantees to the banks. In case of delinquency by customers, the Company must reimburse these banks.

The jointly-controlled subsidiary Petroflex established a securitization fund in December 2003, which has a three-year term, and is managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. The fund is formed primarily by accounts receivables of this subsidiary, originated from trade operations with domestic clients. As of December 31, 2006, the jointly-controlled subsidiary had 12,773,278.87 subordinated shares of the securitization fund corresponding to R$20,163, and unit value of R$1.5785 (16,553,907.54 subordinated shares, corresponding to R$22,327 and unit value of R$1.3487 as of December 31, 2005) equivalent to 16.79% of the total securitization fund, the remaing amounts belong to third parties.

The summary of aging of accounts receivable is as follows:

	2006	2005
Current accounts:		
From 1 to 30 days	313,995	176,183
From 31 to 60 days	104,028	150,906
From 61 to 90 days	51,490	54,210
From 91 to 360 days	19,593	38,624
More than 360 days	8,041	1,918
	497,147	421,841

	2006	2005
Past-due accounts:		
From 1 to 30 days	32,647	22,066
From 31 to 60 days	2,957	4,072
From 61 to 90 days	1,694	1,886
From 91 to 360 days	11,568	5,869
More than 360 days	5,574	13,789
	54,440	47,682
	551,587	469,523

8. INVENTORIES

	Consolidated	
	2006	2005
Finished products	164,912	188,530
Work in progress	2,583	10,958
Raw materials	57,582	61,536
Auxiliary materials and other	1,527	13,615
Maintenance materials	32,580	21,068
Provision for losses in inventories	(2,987)	(3,278)
	256,197	292,429

9. RECOVERABLE TAXES

	2006	2005
Advances for income and social contribution taxes	6,737	13,365
Recoverable ICMS tax	192,241	193,039
Provision for losses on ICMS tax credits	(5,870)	(9,140)
Other	23,198	13,388
	216,306	210,652
Amount classified under current assets	38,207	69,360
Amount classified under noncurrent assets	178,099	141,292

The Company and its jointly-controlled subsidiaries have accumulated ICMS (State Value--Added Tax - VAT) tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below. The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations for some plants.

Company

Plant located in Camaçari - BA

1) Deferral (exemption) of ICMS tax on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, beginning in March 2005, there have been no new credits on these acquisitions, permitting the realization of existing credits.

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program, ProBahia and Desenvolve).

3) Pending approval from State tax authorities (Bahia), since August 2006, for the contracted alienation to third parties of R$30 million of tax credits arising from the acquisition of raw materials.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used for the payment of raw material purchases without any discount.

2) Negotiation with the State tax authorities for a special tax regime for appropriation and automatic transfer of export tax credits by means of insurance mechanism ("Fast--Track").

3) Negotiation of tax incentive project for the plastic transformation industry chain with the State tax authorities, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of unused balances of credits resulting from the inter-state sales.

4) Restructuring of operations among plants to optimize the utilization of tax credits.

Jointly-controlled subsidiaries

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros on December 31, 2006 amounts to R$77,354 (R$51,247 on December 31, 2005), being the portion of R$72,757 related to deferred credits, recorded based on Decree-Law No. 25,665/99, charged in the importation of equipment utilized in the construction of the industrial facilities. The Decree allows the postponement of the payment of VAT for six years, considering the acquisition date, without charging interest. At the moment taxes become due, the jointly-controlled subsidiary has the right to compensate the amount with monthly VAT obligation generated in the course of its normal operations, in a period of 48 months.

The Company and the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax assets

Deferred income tax assets of the Company, its subsidiaries and jointly controlled subsidiaries included in the financial statements arise from temporary differences and tax losses.

On December 31, 2006, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$152,799 (R$120,603 in 2005) and tax losses for purposes of social contribution tax amounting to R$166,153 (R$135,451 in 2005).

The composition of deferred income tax assets is as follows:

	2006			
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Total
Current:				
Tax losses	-	-	35	35
Temporary differences	-	5,170	567	5,737
	-	5,170	602	5,772
Long term:				
Tax losses	53,315	11,506	-	64,821
Temporary differences	15,201	-	3,105	18,306
	68,516	11,506	3,105	83,127

	2005				
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A.	Total
Current:					
Tax losses	12,488	-	35	-	12,523
Temporary differences	4,095	-	623	-	4,718
	16,583	-	658	-	17,241
Long term:					
Tax losses	29,830	984	-	-	30,814
Temporary differences	9,068	-	3,501	3,175	15,744
	38,898	984	3,501	3,175	46,558

The Company's management and management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

Based on mentioned estimated projections of the Company's management and management of jointly-controlled subsidiaries, the realization of such tax credits is expected as follows:

Year of realization	Consolidated
2007	5,772
2008	12,608
2009	857
2010	345
2011	1,108
As from 2012	68,209
Total	88,899

b) Income tax expense reconciliation

	2006	2005
Income (loss) before income taxes	(26,280)	9,788
Unrecognized tax credits of certain companies	-	1,436
	(26,280)	11,224
Combined income and social contribution tax rate	34%	34%
Credit (expense) of income taxes at the combined rate	8,936	(3,816)
Exchange rate changes on foreign investments	-	(1,900)
ADENE tax incentives	101	7,073
Goodwill amortization	-	(3,242)
Tax credits on tax losses from prior years	-	9,575
Write-off of tax credit of merged subsidiaries	-	(4,523)
Tax credits on temporary differences from prior years	14,789	2,774
Other permanent additions	3,029	159
Total income tax credit	26,855	6,100
Current income taxes	(27,841)	(25,754)
Deferred income taxes	54,696	31,854
	26,855	6,100

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

The jointly-controlled subsidiary Petroflex has tax incentives up to fiscal year 2008, consisting of income tax exemption on the portion of operating profits earned in the tax-incentive region subject to ADENE jurisdiction.

11. INVESTMENTS

	2006	2005
Petroquímica União S.A. - common stock	33,385	33,385
Nordeste Química S.A. - Norquisa	-	63,427
Provision for losses	-	(30,596)
Other	2,426	4,867
	35,811	71,083

In the consolidated balance sheet as of December 31, 2006, negative goodwill amounting to R$16,445, related to the jointly-controlled subsidiary Petroflex, has been reclassified to deferred income.

Position and summary of activity of investments in consolidated subsidiaries:

	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Suzanopar Petroquímica Ltd.	Polipropileno Participações S.A.	Total
a) Interest in the capital as of December 31, 2006						
Shares owned:						
Quotas	196,920,100	-	-	269,999	-	-
Common shares	-	423,965,910	4,759,274	-	-	-
Preferred shares	-	97	2,320,592	-	-	-
Voting capital	100.00%	33.33%	20.14%	100.00%	-	-
Total capital	100.00%	33.33%	20.12%	100.00%	-	-
b) Information on subsidiaries as of December 31, 2006						
Capital	227,042	1,469,806	161,880	632	-	-
Adjusted shareholders' equity	286,530	1,372,264	405,139	832	-	-
Adjusted results for the period	42,118	(92,403)	22,986	(56)	-	-
c) Investments						
Balance as of December 31, 2005	167,637	485,136	65,656	888	20,837	740,154
Dividends	(5,893)	-	-	-	-	(5,893)
Capital increase	-	3,088	-	-	-	3,088
Capital increase at SPQ with other investments	82,668	-	(52,545)	-	(30,123)	-
Acquisition of minority stock	-	-	-	-	1,794	1,794
Equity in earnings (losses)	42,118	(30,803)	4,482	(56)	7,492	23,233
	286,530	457,421	17,593	832	-	762,376
Negative goodwill-Petroflex (*)	-	-	(17,593)	-	-	(17,593)
Balance as of December 31, 2006	286,530	457,421	-	832	-	744,783

(*) In December 2006, the Company increased and integralized capital at SPQ with its interest in the capital stock of Petroflex, at the book value deducted of negative goodwill.

The position and summary of activity of the investment of SPQ interest in its controlled subsidiary Politeno in 2005 was as follows:

	Politeno Indústria e Comércio S.A.
a) Interest in the capital as of December 31, 2005	
Voting capital	35.00%
Total capital	33.89%
b) Shares owned	
Common shares	21,847,901,299
Preferred shares class "A"	453,216,540
Preferred shares class "B"	117,770,373
c) Information on subsidiaries as of December 31, 2005	
Capital	359,868
Adjusted shareholders' equity	470,557
Adjusted results for the period	63,241
d) Investment	
Balance as of December 31, 2004	147,044
Distributed profits	(16,052)
Equity in earnings	29,692
Balance as of December 31, 2005	160,684
Last stock price at BOVESPA:	
October 11, 2005 - PNA	19.49
December 27, 2005 - PNB	5.01

The balance sheets and statements of income of the subsidiaries and proportionally consolidated subsidiaries as of and for the years ended December 31, 2006 and 2005 used in the consolidation are presented below (total amounts, without considering the Company's proportional interest):

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Consolidated		Company		Consolidated		Company	
	2006	2005	2006	2005	2006	2005	2006	2005
ASSETS								
Current assets	354,284	101,642	435,175	157,321	589,926	499,468	832	888
Cash and cash equivalents	166,878	5,491	4,372	41,829	148,018	58,310	832	888
Trade accounts receivable	43,723	60,882	141,958	25,202	214,930	186,913	-	-
Inventories	31,356	25,594	158,822	64,360	155,850	182,188	-	-
Recoverable taxes	11,413	2,839	21,406	16,003	50,639	63,244	-	-
Other credits	100,914	6,836	108,617	9,927	20,489	8,813	-	-
Noncurrent assets	97,908	114,844	3,265,249	3,268,345	581,702	448,138	-	-
Long-term assets:								
Recoverable taxes	8,159	47,461	263,194	148,739	25,126	25,877	-	-
Other credits	1,182	8,547	1,817	1,621	21,279	3,244	-	-
Investments	615	10,611	-	-	2,896	2,225	-	-
Property, plant and equipment	87,952	46,805	2,410,947	2,517,354	532,401	416,792	-	-
Deferred charges	-	1,420	589,291	600,631	-	-	-	-
TOTAL ASSETS	452,192	216,486	3,700,424	3,425,666	1,171,628	947,606	832	888

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Consolidated		Company		Consolidated		Company	
	2006	2005	2006	2005	2006	2005	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities	78,200	45,093	369,666	266,560	390,661	462,162	-	-
Loans	14,116	23,331	236,823	146,411	70,165	156,233	-	-
Other liabilities	64,084	21,762	132,843	120,149	320,496	305,929	-	-
Noncurrent liabilities	69,871	3,756	1,958,494	1,703,699	375,828	159,108	-	-
Loans	55,585	1,788	1,635,361	1,515,779	276,279	81,111	-	-
Other liabilities	14,286	1,968	323,133	187,920	99,549	77,997	-	-
Deferred income	17,593	-	-	-	-	-	-	-
Shareholders' equity	286,528	167,637	1,372,264	1,455,407	405,139	326,336	832	888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	452,192	216,486	3,700,424	3,425,666	1,171,628	947,606	832	888
STATEMENT OF INCOME								
Net sales	118,458	409,286	957,970	97,358	1,361,545	1,373,204	-	-
Cost of sales	(102,207)	(332,473)	(879,737)	(94,329)	(1,200,075)	(1,089,226)	-	-
Gross profit	16,251	76,813	78,233	3,029	161,470	283,978	-	-
Operating expenses	(14,782)	(41,707)	(113,123)	(11,117)	(85,685)	(119,765)	-	(22)
Interest income (loss)	11,323	(1,995)	(104,589)	154	(45,686)	(40,991)	(56)	885
Operating income (loss)	12,792	33,111	(139,479)	(7,934)	30,099	123,222	(56)	863
Nonoperating revenues (expenses)	29,413	-	-	-	946	(1,503)	-	-
Income taxes	(89)	(4,017)	47,076	2,633	(8,059)	(33,742)	-	-
Minority interest	2	-	-	-	-	-	-	-
NET INCOME (LOSS)	42,118	29,094	(92,403)	(5,301)	22,986	87,977	(56)	863

12. RELATED PARTIES

The balances and transactions with related parties are described below.

	Consolidated					
	2006			2005		
	Assets	Liabilities	Transactions	Assets	Liabilities	Transactions
	Current	Current	Revenue	Current	Current	Revenue
	Accounts receivable	Accounts payable	(expense or purchases)	Accounts receivable	Accounts payable	(expense or purchases)
Company and jointly-controlled subsidiaries with nonconsolidated parties:						
Suzano Holding S.A.	-	-	-	-	282	(3,189)
Clion Indústria e Comércio Ltda.	8,374	-	25,540	11,724	-	31,462
SPP Agaprint Indústria e Comércio Ltda.	26,571	-	70,370	27,598	-	44,965
	34,945	-	95,910	39,322	282	73,238
Jointly-controlled subsidiaries with related parties of other shareholders:						
Rio Polímeros S.A.	2,826	30,506	13,613	108	-	3,019
Petroflex Indústria e Comércio S.A.	75	12,406	(112,460)	70	10,505	(88,732)
	2,901	42,912	(98,847)	178	10,505	(85,713)

The jointly-controlled subsidiaries Petroflex and Rio Polímeros had transactions with related parties of other shareholders, substantially related to the acquisition of raw materials.

13. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
		2006			2005		
	Weighted yearly average depreciation rate - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	25,302	-	25,302	22,569	-	22,569
Buildings	4	137,852	(31,551)	106,301	95,525	(26,577)	68,948
Buildings	2.5	18,141	(2,261)	15,880	14,686	(2,596)	12,090
Buildings	5	-	-	-	21,809	(15,332)	6,477
Machinery and equipment	10	618,269	(300,570)	317,699	587,874	(243,240)	344,634
Machinery and equipment	3.3	740,998	(18,506)	722,492	66,917	(22,510)	44,407
Machinery and equipment	5.7	75,344	(27,115)	48,229	166,060	(133,830)	32,230
Furniture, fixture and installations	10	74,376	(48,860)	25,516	75,911	(46,903)	29,008
Vehicles	20	4,598	(2,962)	1,636	4,110	(2,759)	1,351
Leasehold improvements	50	327	(265)	62	2,220	(1,125)	1,095
Computer hardware and other	20	18,585	(14,793)	3,792	22,160	(16,242)	5,918
Other items	10	44,976	(4,238)	40,738	11,184	(4,658)	6,526
Construction in progress (*)	-	49,118	-	49,118	868,242	-	868,242
		1,807,886	(451,121)	1,356,765	1,959,267	(515,772)	1,443,495

(*) At the beginning of the second quarter of 2006, Rio Polímeros started the chemical gas operation in Duque de Caxias, producing polyethylene from the fractioning of natural gas. For this reason, a large portion of the investments previously classified under "Construction in progress" caption was reclassified to "Machinery and equipment" caption.

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

Before the application of the equity method and the consolidation process, the shareholders' equity of Petroflex was adjusted in order to exclude the effects of revaluation of assets recorded on the subsidiary's book in December 2006, which amounted to R$13,420. The reversal was made to conform the financial position and results of operations of Petroflex to the accounting practices adopted by the Company.

14. DEFERRED CHARGES

	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Politeno Indústria e Comércio S.A.	Goodwill reclassified from investments	Total
Technology	75,750	-	-	-	75,750
Preoperating expenses	35,892	212,286	-	-	248,178
Goodwill	418,404	-	-	-	418,404
Other	52,912	-	-	-	52,912
Amortization	(183,522)	(15,855)	-	-	(199,377)
Net book value - 2006	399,436	196,431	-	-	595,867
Net book value - 2005	454,983	200,210	1,420	4,007	600,620

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant, and has been amortized over five years.

Preoperating expenses

Suzano Petroquímica S.A.

Assets are related to the preoperating expenses of the merged company Polibrasil, which are almost fully amortized.

Rio Polímeros

These deferred charges refer principally to manufacturing costs incurred during the preoperating phase of the Rio Polímeros plant (R$117,576), construction of a water transportation system in partnership with Petrobras (R$17,144), and disbursements for payroll, services, taxes and other (R$77,566) incurred during the preoperating phase. In April 2006, Rio Polímeros started its operations.

Goodwill

From the total balance of goodwill, R$354,764 (net of amortization of R$63,640) refers to the acquisition of Basell Brasil Poliolefinas Ltda. (see Note 2), which was computed based on the equity of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, and is being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of the acquired companies on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

15. LOANS

Company	Index or currency	Yearly interest rate - %	2006 Current	2006 Long term	2005 Current	2005 Long term
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	TJLP + 5	20,794	-	27,195	20,396
Promissory notes	CDI	CDI + 0.60	-	-	377,184	-
Compror	CDI	56.70 of CDI	53,052	-	6,382	-
Export credit note - Banco Itaú	CDI	CDI + 0.462	13,569	75,000	1,738	75,000
Export credit note - Banco Bradesco	CDI	105.50 of CDI	2,909	96,000	3,945	96,000
Export credit note - Banco do Brasil	CDI	106 of CDI	5,942	100,000	140	100,000
FINEM (enterprise funding)	TJLP	TJLP + 3.02	170	18,214	-	-
			96,436	289,214	416,584	291,396
In foreign currency:						
IFC - Portion A	US$	Libor + 2.75	389	106,900	-	-
IFC - Portion B	US$	Libor + 2.00	979	299,320	-	-
IFC - Portion C	US$	Libor	52	21,380	-	-
Advance on export contracts	US$	5.60 to 6.40	59,460	-	-	-
Advanced export - Banco ABN Amro Real	US$	Libor + 1.60	68	117,590	53	128,739
Advanced export - Banco Itaú	US$	Libor + 1.79	-	-	7,501	4,422
Export credit note - Banco Votorantim	US$	7.97	5,065	213,800	5,046	234, 070
FINIMP (import funding)	US$	5.20	-	-	57,656	-
Advanced export - Banco Santander	US$	Libor + 1.79	958	26,725	861	29,268
FINEM (enterprise funding)	US$	2.52	53	1,996	-	-
			67,024	787,711	71,117	396,499
			163,460	1,076,925	487,701	687,895

Subsidiaries	Index or currency	Yearly interest rate - %	2006 Current	2006 Long term	2005 Current	2005 Long term
Rio Polímeros S.A.:						
Local currency:						
BNDES - Subcredit A	TJLP	TJLP + 5	13,850	186,935	16,347	161,105
BNDES - Subcredit B	TJLP	TJLP + 5	2,721	36,732	3,204	31,656
BNDES - Subcredit C	Currency basket	BNDES + 5	3,570	47,219	4,651	44,979
BNDES - Sub A	TJLP	TJLP + 4.50	475	6,405	638	5,471
BNDES - Sub B	US$	UMBNDES + 3	76	1,039	116	996
FUNDES	-	6.17	148	10,164	-	-
Compror	CDI	90 of CDI	4,494	-	-	-
Compror	CDI	50 of CDI	2,560	-	-	-
Compror	CDI	50 of CDI	3,466	-	-	-
Compror	CDI	103 of CDI	1,595	-	-	-
			32,955	288,494	24,956	244,207
Foreign currency:						
U.S. Exim Bank	US$	5.51	9,959	147,032	10,102	152,741
SACE	US$	5.51	7,254	109,594	13,746	108,312
Advance on export contracts	US$	5.10 to 5.43	28,773	-	-	-
			45,986	256,626	23,848	261,053
			78,941	545,120	48,804	505,260
Petroflex Indústria e Comércio S.A.:						
Local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP/ UMBNDES	TJLP + 3.50 and UMBNDES + 5	1,553	3,480	1,580	4,841
Resolution No. 2,770	CDI	105.50	-	-	22,921	-
FINEP	TJLP	TJLP + 0.40	627	6,392	739	5,756
			2,180	9,872	25,240	10,597
Foreign currency:						
U.S. Exim Bank	US$	Libor + 1.25	303	508	223	418
Interest on discount export bills	US$	5.26	195	-	160	-
Advanced exports	US$	Libor + 1.66	398	12,044	66	3,768
BNDES (National Bank for Economic and Social Development)	UMBNDES	UMBNDES + 11.17	405	971	466	1,535
Advances on export exchange contracts	US$	5.60	10,304	-	2,451	-
FINIMP (import funding)	US$	4.50	-	-	2,827	-
			11,605	13,523	6,193	5,721
			13,785	23,395	31,433	16,318
Politeno Indústria e Comércio S.A.:						
Local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	3.30	-	-	654	428
FINAME	TJLP	8.30 to 9.30	-	-	325	212
FINEP	TJLP	2.36	-	-	139	-
			-	-	1,118	640
Foreign currency:						
FINIMP (import funding)	US$	Libor + 2	-	-	15,590	1,148
Advances on export exchange contracts	US$	2.75 to 3.98	-	-	6,611	-
			-	-	22,201	1,148
			-	-	23,319	1,788
SPQ Investimentos e Participações Ltda.- Overdraft bank account			-	-	12	-
Consolidated:						
Local currency			131,571	587,580	467,910	546,840
Foreign currency			124,615	1,057,860	123,359	664,421
			256,186	1,645,440	591,269	1,211,261

TJLP - long-term interest rate

CDI - interbank deposit certificate

UMBNDES - monetary unit of BNDES

In January 2006, the subsidiary Petroflex issued debentures amounting to R$160,000, with a total term of five years (final maturity at December 1, 2010). These debentures bear interest at 104.50% of the accumulation of daily averages of DI rates (interbank deposit certificates).

On December 31, 2006, the proportional amount of the obligation consolidated by the Company was R$331, current portion, and R$32,191, noncurrent portion.

As of December 31, 2006, the long-term portion of loans matures as follows:

		Jointly-controlled subsidiaries		
	Company	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Consolidated
2008	84,353	53,617	5,818	143,788
2009	121,852	60,205	6,956	189,013
2010	122,862	58,214	6,174	187,250
2011	154,409	58,214	4,446	217,069
2012 hereafter	593,449	314,871	-	908,320
	1,076,925	545,121	23,394	1,645,440

Guarantees of loans

Company

The loans with International Finance Corporation - IFC (world bank group), limited to US$80,000, are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0.60% per year, and are guaranteed by Company's installations and machinery and equipment of the plants located in Mauá, State of São Paulo, and in Camaçari, State of Bahia.

The FINEM loan is guaranteed by a junior mortgage of a property of the plant in Duque de Caixas, State of Rio de Janeiro.

Jointly-controlled subsidiaries

- Rio Polímeros

  Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders Suzano Petroquímica S.A., Unipar - União de Indústrias Petroquímicas S.A. and Petrobras Química S.A. - Petroquisa, and subrogation of the license of use of land.

  Due to the delay in the construction of the plant and of the beginning of testing phase, Rio Polímeros concluded on April 17, 2006 the negotiations with banks to postpone the interest and principal due in 2006 to April 2007 and the extension of loan terms by a year, postponing last installment to April 2016.

- Petroflex

  - BNDES - guarantee provided by related companies Braskem S.A., Suzano Petroquímica S.A. and Unipar - União de Indústrias Petroquímicas S.A. and mortgage of property located in Triunfo, State of Rio Grande do Sul.

  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro.

  - Debentures indenture requires the achievement of certain financial covenants, which the subsidiary is in compliance with.

Index or rate	Yearly rate - %
Long-term Interest Rate - TJLP (b)	6.50
Interbank Deposit Certificate - CDI (b)	13.19
Monetary Unit of BNDES - UMBNDES (a)	(8.50)
TJLP Related Ratio - URTJLP (a)	1.79
Reference Rate - TR (a)	2.07
General Market Price Index - IGP-M (a)	3.83

(a) Fluctuation in 2006.
(b) As of December 31, 2006.

The Company is in compliance with all financial covenants relating to its loan agreements, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil, as required by the agreements with Banco Votorantim and BNDES.

Currently, the Company is in compliance with its commitments as agreed in financial contracts. The Company's obligations, measured based on U.S. GAAP financial statements, required by the agreements with ABN Amro Real and IFC, were revoked for the year ended December 31, 2006. The noncompliance with any of the commitments, as well as the occurrence of certain events, would give to the creditors the right to request the anticipaticion of the payment of the loan balances.

16. PROVISIONS AND COMMITMENTS

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The summary of the activity of the provision for contingencies during 2006 is as follows:

a) Provisions

	2005	Additions	Reversal and/or payments	Interest charges	2006
Labor	6,072	-	(23)	607	6,656
Tax	5,123	2	(1,776)	50	3,399
Civil	7,202	2,232	(3,444)	94	6,084
Other	1,967	-	(1,967)	-	-
	20,364	2,234	(7,210)	751	16,139
Escrow	(4,371)	-	500	-	(3,801)
Total	15,993	2,234	(6,710)	751	12,268

As of December 31, 2006, the Company is involved in other legal disputes amounting to R$37,000 (R$43,000 - consolidated), and the likelihood of losses is considered possible (not probable) by outside legal counsel, which, accordingly, have not been provided for. This amount does not include the Clause 4th labor claim (also a possible loss as per the legal counsel's opinion) the exposure amount cannot be determined. The Company's management is of the opinion that such other cases do not require a provision for losses.

As of December 31, 2006, the Company has contingent assets, and its outside legal counsel is of the opinion that a favorable outcome is probable, amounting approximately to R$18,200. The gain will be recorded only after the subject final court decisions.

Labor lawsuit concerning Clause 4th (relating to the former subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

b) Commitments

The production capacity of the Company is 685 thousand tons/year of polypropylene. In order to attend its production capacity, the Company has assured through long-term agreements the supplying of raw material of the following suppliers: Braskem S.A., Petróleo Brasileiro S.A. - Petrobras, Petroquímica União S.A. and Rio Polímeros S.A.

These agreements, besides supplying guarantees, require take or pay obligations.

- <u>Rio Polímeros S.A.</u>

Under the terms of the raw material supply agreement signed with Petrobras on December 22, 2000, Rio Polímeros has acquired the right to receive raw materials (ethane and propane) to produce 500,000 tons/year of ethylene. Besides the supply guarantee, the contract foresees sale and purchase obligations of the subject raw material ("take or pay" and "supply or pay").

This agreement has a 15-year term, beginning on the first supply of ethane and/or propane, realized after the conclusion of the plant's performance tests phase, renewable for successive periods of two years.

<u>Petroflex Indústria e Comércio S.A.</u>

The jointly-controlled Petroflex has entered into supplying agreements with Braskem S.A. and Lyondell Chemical Company, ending 2016 and 2007, respectively, to acquire butadiene and styrene. Such agreements establish a minimum acquisition volume. In 2006, Petroflex is in compliance with such clauses. In case of default, the penalties are the following:

- Braskem - payment of the amount correspondent to the quantity of products not purchased by Petroflex, considering 50% of the average sales price in the quarter that the default event occurred.
- Lyondell - reduction in quantity to be supplied during the year in the proportion of the quantity not acquired.

17. CAPITAL STOCK AND DIVIDENDS

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights, except for some instances related to the requirements to join the Level 2 of Corporative Governance of BOVESPA, and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

Dividends

The computation of dividends proposed by management, according to the Company's bylaws, is as follows:

	2006	2005
Net income	16	15,244
Legal reserve (5%)	(1)	(762)
	15	14,482
Minimum statutory dividends - 30%	5	4,345
Proposed dividends	-	4,352

The minimum compulsory dividends computed for the year ended December 31, 2006 correspond to R$5. Considering the quantity of stock representing the capital stock, the distribution of dividends in this reduced amount is not feasible. Consequently, the Company's management applied this amount to postponed dividends reserve. The amount will be included in the dividends to be distributed in subsequent periods. The proposal above will be submitted to the approval of shareholders on the Shareholders' General Meeting.

18. NET SALES AND COST OF SALES

	2006			2005		
	Net sales	Cost	Gross profit	Net sales	Cost	Gross profit
Domestic market	1,966,682	(1,640,042)	326,640	1,553,625	(1,284,952)	268,673
Foreign markets	515,800	(510,262)	5,538	363,044	(334,346)	28,698
	2,482,482	(2,150,304)	332,178	1,916,669	(1,619,298)	297,371

19. COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

	2006	2005
Compensation	10,441	8,919

The compensation of directors and senior management officers is classified under "General and administrative expenses" account.

20. FINANCIAL INCOME (EXPENSES)

	2006	2005
Financial expenses:		
Interest (mainly financing and debentures)	(197,531)	(63,634)
Monetary variation on financing	(3,409)	-
Exchange rate variation on financing	23,614	26,419
Exchange rate variation on suppliers balance	6,854	-
Exchange rate variation on advanced export contracts	(3,260)	-
Bank expenses	(22,493)	(7,024)
Losses on hedge	(2,412)	-
Other expenses	(14,016)	(42,512)
	(212,653)	(86,751)
Financial income:		
Interest on receivables	3,191	-
Monetary variation	38	3,793
Exchange rate variation	78,729	(8,812)
Gain on hedge/swap	12,091	-
Other financial income	26,499	23,664
	120,548	18,645
Financial expense, net	(92,105)	(68,106)
Financial expenses, net	(194,768)	(94,525)
Exchange rate variation, net	102,663	26,419
Financial result	(92,105)	(68,106)

21. FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of December 31, 2006 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Marketable securities (stocks for sale)	34,727	40,343
Investments carried at cost-		
Petroquímica União S.A.	33,385	42,271

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

a) The criterion for determination of fair market values stated above is as follows:

- Marketable securities

  The economic value of preferred shares from Petroquímica União S.A. ("PQU") was estimated based on technical analysis of discounted cash flows developed by third parties. In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,342, reflecting market value in light of the fact that this is lower than book value.

- Investments carried at cost - Petroquímica União S.A. (common stocks)

  As mentioned, the fair value was estimated based on the actual price of the stock. However, it should be considered that there is a low volume of negotiation of such shares at stock exchange and the current price could not necessarily represent the market value.

The Company and the jointly-controlled subsidiaries had no off-book financial instruments as of December 31, 2006.

The Company, through SPQ, has 2,129,324 preferred shares class "A" from Braskem S.A., which represents 0.60% of the total equity. The book value of such shares as of December 31, 2006 was R$33.5 million. The Company, based on studies from market analysts, concluded the book value is not higher than the fair value estimated for December 2006.

b) Credit risk

The financial instruments that potentially expose the Company to credit risk concentration are consisted mainly of banking balances, short-term investments and trade accounts receivable. The trade accounts receivable balance is spread out in several different customers; there is no customer that represents a concentration of 10% or more of the total net sales. To reduce such risk, the Company has individually evaluated the credit limits to be granted, but, as a market trend, no advances from customers are required, or guarantees, except for exports, which require letters of credit. The Company's management addresses the credit risk on accounts receivable evaluating the need of recording an allowance for doubtful accounts.

c) Exchange rate variation risk

The Company is susceptible to the effects of the volatility of exchange rate variation over assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

22. INSURANCE COVERAGE (UNAUDITED)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Object	Coverage amount
Suzano Petroquímica S.A.:		
Fire and unrealized profits	Plants	876,986
Civil responsibility	Directors and management officers	42,760
Civil responsibility	Overseas inventories, operations and other	42,760
Petroflex Indústria e Comércio S.A.:		
Fire and unrealized profits	Plants	69,612
Civil responsibility	Directors and management officers	4,301
Civil responsibility	Overseas inventories, operations and other	2,012
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	226,953
Fire and unrealized profits	Plants	4,705,862
Civil responsibility	Directors and management officers	48,265
Civil responsibility	Overseas inventories, operations and other	241,327

23. GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	2006	2005
Petroflex Indústria e Comércio S.A.- BNDES	12,742	16,746
Rio Polímeros S.A.:		
Credit letter - Unibanco	19,643	49,085
Credit letter - Banco Safra	12,828	-
Credit letter - Banco do Brasil	9,127	9,027
	41,598	58,112
	54,340	74,858

24. PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev, is sponsored also by other Companies of Suzano Group. In the terms of the pension plan bylaws, the contributions made by the Company for the year ended December 31, 2006 amounted to R$109 (R$97 in 2005).

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada (private pension association plan), a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for 2006 amounted to R$3,082 (R$2,018 in 2005). The Company has responsibility to pay for plan deficits in relation to the plan obligations determined by actuarial calculations. As of November 30, 2006, an actuarial report prepared by independent actuaries resulted in a plan surplus for Previnor of R$5,677 (R$4,253 as of November 30, 2005). This surplus, which has not been recognized in the Company's financial statements, is represented by the following:

	11/30/06	11/30/05
Present value of plan obligations	(37,212)	(41,071)
Fair value of plan's assets	44,969	47,130
Net result	7,757	6,059
Portion attributable to sponsor	(2,080)	(1,806)
Net surplus	5,677	4,253

The main actuarial assumptions used for the computations above (expressed in weighted averages) are as follows:

	11/30/06 %	11/30/05 %
Discount rate of the actuarial obligation	10.25	11.30
Expected earnings on the plan's assets	12.00	11.30
Expectation of inflation	4.50	5.00
Estimated future salary raises	6.05	6.05
Turnover of employees	0.50	0.50
Future increase of benefits	5.00	5.00
Proportion of employees opting for early retirement	100.00	100.00

The pension plan of Politeno and a portion of the plan of Petroflex are also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$3,044 as of December 31, 2006 (R$4,476 in 2005).

In 2006 and 2005, the percentage over the contribution salary was 12.93% to Petros and 8% to Previnor. The contribution made by Petroflex in 2006 amounted to R$432 (R$450 in 2005) - Petros e R$317 (R$298 in 2005) - Previnor.

The jointly-controlled subsidiaries Petroflex disclose in their financial statements the information required by CVM Instruction No. 371/00, and there is no additional deficit arising from pension plans attributable to these companies to be recorded.

In 2004, Rio Polímeros joined Previnor, having as main objective providing supplemental benefits regularly provided by the Government pension plan to employees. The monthly contributions are based on the employees' salaries. During 2006, the total contribution made by the jointly-controlled subsidiary was R$535 (R$744 in 2005).

25. CONTRACTUAL RIGHTS

According to construction contract of Rio Polímeros plant facilities ("EPC Contract"), the Consortium of Building Contractors is obliged to indemnify the jointly-controlled subsidiary by US$200 thousand (US$67 thousand proportional amount) per day of delay in the conclusion of the construction of the facilities. The indemnification period is from April 2005 until the date of the operational acceptance on March 31, 2006.

The agreement established that in the calculation of the number of days that conclusion was delayed, Rio Polímeros must deduct the days affected by events nonattributable to the consortium. Both parties are under negotiation to define the responsibilities for the events that caused the delay. On December 31, 2006, the Company did not record any asset arising from these negotiations.

26. "PRO FORMA" FINANCIAL INFORMATION

As a result of the sale of Politeno, the consolidated statement of income for the period ended September 30, 2006 is not comparable with the consolidated statement of income for the period ended September 30, 2005 due to the proportional consolidation of Politeno.

The original statements of income included 33.89% of Politeno's operations from January to December 2005 and from January to March 2006 and 50% of Polibrasil's operations from January to August 2005 and 100% from September 2005.

In order to provide appropriate comparison of the financial information, the Company decided to disclose the consolidated "pro forma" financial statements, which presents the Company's results of operations and balance sheet as if Polibrasil had been acquired and merged since January 1, 2005, being the 50% participation of Basell in Polibrasil recorded as minority interest, and Politeno treated as nonconsolidated subsidiary since January 1, 2005.

The "pro forma" information is presented only to permit additional analysis from the comparison of balances and transactions, and does not purport to be indicative of what would have occurred if the participation at Politeno had actually been sold as of January 1, 2005 and if the Polibrasil companies had actually been merged since January 1, 2005, are not aimed at representing the isolate statements of a legal identity nor are necessarily indicative of the trend of future operating results.

The following criteria and assumptions were used in the preparation of the "pro forma" financial information:

a) The participation acquired from Basell on September 1, 2005 (50%) was classified as minority interest for periods prior to the acquisition date.

b) The participation in results of operations for the year ended December 31, 2005, equivalent to the shares acquired from Basell on September 1, 2005, was treated as minority interest.

c) The "pro forma" financial information does not include "pro forma" adjustments relating to the amortization of goodwill resulting from the acquisition.

d) The "pro forma" financial information does not include "pro forma" adjustments relating to the additional interest cost that would have been incurred to fund the acquisition.

e) Except for the impacts discussed in item a) and b) above, the statements of income of Polibrasil and its subsidiaries for the period ended August 31, 2005 were integrally consolidated to the statements of income of the Company and other controlled and jointly-controlled subsidiaries.

f) The proportional consolidation of statement of income elements of Politeno in the consolidated statement of income, for the quarter ended March 31, 2006 and for the year ended December 31, 2005, has been reversed with the elimination of its effects from individual and consolidated results of operations. Additionally, it must be observed that the statements of income for the years ended December 31, 2006 and 2005 are not comparable, as Rio Polímeros started its normal operations in 2006.

g) The assumptions related to the acquisition of Polibrasil do not consider the whole interest in the profit, the financial costs that would be incurred and the goodwill amortization retroactive to January 1, 2005.

27. CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND "PRO FORMA" CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005

ASSETS	2006	2005 "Pro forma"
CURRENT		
Cash and cash equivalents	304,031	211,062
Marketable securities	89,304	34,779
Trade accounts receivable	310,245	153,430
Inventories	256,197	266,835
Recoverable taxes	38,207	66,848
Deferred income taxes	5,772	17,241
Other credits	79,511	29,743
Prepaid expenses	7,171	5,132
Total current assets	1,090,438	785,070
NONCURRENT ASSETS		
Long-term assets:		
Deferred income taxes	83,127	43,383
Recoverable taxes	178,099	93,831
Escrow	889	1,367
Trade accounts receivable	8,335	11,406
Other credits	26,120	25,831
Investments	35,811	221,188
Property, plant and equipment	1,356,765	1,396,690
Deferred charges	595,867	659,200
Total noncurrent assets	2,285,013	2,452,896
TOTAL ASSETS	3,375,451	3,237,966

LIABILITIES AND SHAREHOLDERS' EQUITY	2006	2005 "Pro forma"
CURRENT LIABILITIES		
Payables to suppliers	197,620	193,958
Loans	256,186	567,949
Debentures	331	-
Securitization fund liabilities	-	23,747
Taxes other than income tax	23,931	11,121
Salaries and payroll charges	13,830	21,785
Customer advances	5,543	31,743
Related parties	-	282
Dividends payable	213	4,386
Other accounts payable	51,319	44,676
Total current liabilities	548,973	899,647
NONCURRENT LIABILITIES		
Long-term liabilities:		
Payables to suppliers	40,931	14,044
Loans	1,645,440	1,209,473
Debentures	32,191	-
Deferred income taxes	1,413	1,412
Taxes other than income taxes	73,655	55,871
Provision for contingencies	12,268	14,026
Swap contracts	-	3,946
Other accounts payable	12,102	21,727
Provision for pension plans	3,044	4,476
Total noncurrent liabilities	1,821,044	1,324,975
DEFERRED INCOME	38,864	45,318
MINORITY INTEREST	-	1,472
SHAREHOLDERS' EQUITY		
Capital stock	826,283	826,283
Income reserves	140,287	140,271
Total shareholders' equity	966,570	966,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,375,451	3,237,966

"PRO FORMA" CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006 "Pro forma"	2005 "Pro forma"
GROSS OPERATING REVENUES	3,064,281	2,741,155
Taxes on sales and other sales deductions	(678,621)	(629,882)
NET SALES	2,385,660	2,111,273
Cost of sales	(2,067,791)	(1,812,123)
GROSS PROFIT	317,869	299,150
OPERATING (EXPENSES) REVENUES		
Selling expenses	(166,378)	(148,133)
General and administrative expenses	(83,282)	(66,103)
Financial expense, net	(212,880)	(85,262)
Exchange variation	120,580	19,506
Goodwill amortization	(57,321)	(20,692)
Other operating revenues	14,039	29,632
OPERATING INCOME (LOSS)	(67,373)	28,098
Nonoperating revenues (expenses)	36,962	(26,272)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(30,411)	1,826
Current income and social contribution taxes	(25,964)	(25,613)
Deferred income and social contribution taxes	54,264	26,347
INCOME (LOSS) BEFORE MINORITY INTEREST	(2,111)	2,560
Minority interest	2,127	12,684
NET INCOME	16	15,244

28. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below:

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços - Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Accounting for direct financing lease

BR GAAP does not require specific accounting for different classifications of lease arrangements by the lessor. Consequently, virtually all lease contracts are considered operating leases, with receipt of payments and depreciation of the fixed asset being recorded in the statement of operations throughout the period of the lease arrangement.

U.S. GAAP requires the lessor to determine if the lease arrangement is a sales-type lease, direct finance lease or operating lease as defined under SFAS No. 13, "Accounting for Leases". The Company entered into a lease with Petrobras as a lessor on September 30, 2003, which under U.S. GAAP is considered a direct financing lease.

The reconciling adjustments include the reversal of the depreciation of the leased equipment and related rental revenue recorded under BR GAAP and the recognition of the earned income under U.S. GAAP. Also in 2005, the reconciliation includes the reversal of the loss recorded on the sale of the leased asset under Brazilian GAAP and the loss recorded under U.S. GAAP.

On December 29, 2005, Petrobras, the lessee, exercised a purchase option included in the lease agreement and paid a total amount of R$65,748. Under U.S. GAAP, the Company recorded a loss in the amount of R$24,723 upon exercise of the purchase option.

g) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)". This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's yearend. The Standard provides two transition alternatives related to the change in measurement date provisions.

h) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

i) Polibrasil acquisition

As mentioned in Note 2, on September 1, 2005, the Company acquired from Basell International Holdings BV 100% of the outstanding shares of Basell Brasil Poliolefinas Ltda., a holding company which owned 50% of Polibrasil Participações S.A. ("Polibrasil"). With this acquisition, the Company increased its economic and voting interest to 100% in Polibrasil, which owns 98.1% of Polipropileno S.A. and in turn its wholly subsidiary, Polibrasil Resinas S.A., the operating entity. Simultaneously, the Company sold its 50% interest in Norcom to Basell. The results of Polibrasil's operations have been included in the consolidated financial statements as from September 1, 2005. Polibrasil is a manufacturer of polypropylene used for production of auto parts, household appliances, containers, packaging, carpet, furniture and other. As a result of this acquisition, the Company becomes the Latin American leader in the production of polypropylene and the second largest Brazilian producer of thermoplastic resins.

Additionally, on November 29, 2005, in a Public Offering of Purchase of Shares ("OPA"), the Company acquired 1.89% of the minority interest of Polipropileno S.A. for R$17,927. Under U.S. GAAP, the cost of acquisition is comprised as follows:

Amount paid for 50% of Basell Brasil Poliolefinas Ltda., plus acquisition cost of R$8,465	668,493
Amount received for 50% interest in Norcom	(54,862)
Fair value of 50% of Norcom	27,345
Cash paid for acquisition of additional minority interest in Polipropileno	17,927
Purchase price	658,903

The Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by SFAS No. 141. "Business Combinations".

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of Polibrasil's net assets:	
Current assets	400,115
Inventories	212,926
Property, plant and equipment	618,026
Other assets	202,431
Current liabilities	162,754
Other liabilities	69,598
Debt	526,288
Supply agreement intangible asset	18,606
Deferred tax liabilities	97,690
Net assets	558,562
Interest acquired (50%)	279,281
Fair value of Basell Brasil Poliolefinas Ltda.'s other assets and liabilities:	
Current assets	647
Property, plant and equipment	42
Total liabilities	(84)
Fair value of total net assets acquired	279,886
Purchase price	658,903
Goodwill recorded under U.S. GAAP	379,017
Tax deductible goodwill recorded under BR GAAP	428,780
Difference between BR GAAP and U.S. GAAP	49,763

j) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

The Company performed impairment tests for all of its goodwill recorded under U.S. GAAP as of December 31, 2006 and 2005 and, as a result, no impairment charge was recognized during 2006 and 2005.

k) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

l) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "Two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic earnings per share is as follows:

	2006			2005		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	43.8	58.1	101.9	(73.9)	-	(73.9)
Weighted average shares outstanding	97,375	129,320	226,695	97,375	129,320	226,695
(Loss) earnings per share under U.S. GAAP (in Brazilian reais - R$)	0.45	0.45	-	(0.76)	-	-

m) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Polibrasil (up to August 2005), Petroflex, Rio Polímeros and Politeno (2005 and up to March 2006). Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item o) below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

n) Reversal of proposed dividends

Under BR GAAP, at each yearend, management is required to propose an annual dividend distribution from earnings and to accrue for this in the financial statements, subject to ratification by the shareholders' meeting. However, Brazilian corporate law requires that a certain amount of dividends be distributed to shareholders, defined as minimum compulsory dividends, not subject this determination to the controlling shareholders. For this portion, as determined by Brazilian corporate law, the Company is liable to pay minimum compulsory dividends at the balance sheet date. The Brazilian statutory law gave to the Company's bylaws the power to define the dividends calculation basis, as long as it is clearly defined and does not subject the dividends calculation to the judgment of the management or to the judgment of the majority of the shareholders. Suzano's bylaws define the minimum compulsory dividend to be 30% of adjusted net income (as defined in the Brazilian corporate law). The dividends should be equally paid to both common and preferred shares.

Under U.S. GAAP, since proposed dividends in excess of the minimum compulsory dividend may be ratified or modified at the annual shareholders' meeting, such dividends would not be considered declared at the balance sheet date and would therefore not be accrued.

o) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

p) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries in these financial statements.

As detailed in Note 11, not all subsidiaries are wholly owned by the Company and therefore the U.S. GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

q) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

As of December 31, 2006, the Company had no outstanding derivative instruments. The following table provides a detail of our derivative financial instruments outstanding as of December 31, 2005:

Type	Maturity date	Notional amount	Gain (loss)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2008	8,333	(899)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2009	8,333	(918)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2009	8,333	(914)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2010	8,333	(875)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2010	8,333	(894)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2011	8,333	(843)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2011	8,333	(777)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2012	8,333	(603)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2005 to 2012	8,333	(698)
Total fair value			(7,421)
Settlement value recorded under BR GAAP			3,946
U.S. GAAP adjustment in December 2005			(3,475)

r) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located in the Northeast Region of Brazil) and relate basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa were reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

s) Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 7. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$56,317 and R$11,427 as of December 31, 2006 and 2005, respectively. This U.S. GAAP difference has no net income nor equity effect.

t) Temporary loss on investments held for sale

Under Brazilian accounting practices, permanent losses on equity securities held for sale shall be recorded in the statement of income based on the lower of cost or market value.

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company shall evaluate if the loss is temporary or permanent. The temporary loss must be treated as unrealized gain or loss and shall be classified in shareholders' equity in the account named "Other comprehensive income". The Company shall evaluate periodically such investment in order to determine if it is still a temporary loss or if it became a permanent one. When the loss is determined as permanent, the Company should reclassify it from "Other comprehensive income" to statement of income of the period. The Company concluded that the current market price of Braskem's stock at São Paulo stock exchange (Bovespa) has not represented a permanent loss. Accordingly, the difference of R$1,580 between the carrying amount of Braskem shares as of December 31, 2006 and the price of the shares at Bovespa has been considered as "Other comprehensive income" under U.S. GAAP, while it has not yet affected the Brazilian GAAP financial statements.

u) New accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement amends SFAS No. 133 to permit fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. This Statement also eliminates the interim guidance in SFAS No. 133 Implementation Issue D-1, which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133. Finally, this Statement amends SFAS No. 140 to eliminate the restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This Statement is effective for all financial instruments acquired or issued in the first fiscal year beginning after September 15, 2006. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS No. 157 in fiscal year 2009. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN No. 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management is assessing the impact on Company's financial condition and results of operations.

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	2006	2005
Net income as reported under BR GAAP		16	15,244
U.S. GAAP adjustments relating to investments accounted for using the equity method	(m)	27,428	(80,574)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	(1,222)	(831)
Different criteria for capitalization of interest, net from depreciation	(c)	11,078	4,325
Pension plan	(g)	1,539	2,103
Different criteria for amortization of technology	(e)	3,921	840
Derivative financial instruments	(q)	3,475	(3,475)
Direct financing lease	(f)	-	(7,866)
Business combinations Polibrasil	(i)	30,750	318
Transactions between entities under common control	(o)	1,148	668
Minority interest on U.S. GAAP adjustments	(p)	(1,665)	(1,576)
Equity adjustment in Norquisa's investment	(r)	24,827	-
Deferred income tax on the above adjustments		669	(3,075)
Net income under U.S. GAAP		101,964	(73,899)
Pension plan	(g)	2,355	-
Temporary loss on investments held for sale	(t)	(1,580)	-
Deferred income tax on the above adjustments		(264)	-
Comprehensive income under U.S. GAAP		102,475	(73,899)

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	2006	2005
Shareholders' equity as reported under BR GAAP		966,570	966,554
U.S. GAAP adjustments relating to investments accounted for using the equity method	(m)	(118,291)	(145,719)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	4,445	5,667
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(48,890)	(59,968)
Pension plan	(g)	6,251	4,712
Different criteria for amortization of technology	(e)	7,749	3,828
Derivative financial instruments	(q)	-	(3,475)
Direct financing lease	(f)	-	-
Minority interest on U.S. GAAP adjustments	(p)	-	1,665
Business combinations Polibrasil	(i)	71,806	41,056
Transactions between entities under common control	(o)	17,593	16,445
Equity adjustment in Norquisa's investment	(r)	-	(24,827)
Deferred income tax on the above adjustments		(2,125)	(2,794)
Shareholders' equity under U.S. GAAP		905,108	803,144
Accumulated comprehensive income under U.S. GAAP		511	-

IV - Additional disclosures required by U.S. GAAP

a) Pension plan

Information with respect to the Company's defined benefit plan in the form required by SFAS No. 132(R), "Employers' Disclosure about Pensions and Other Postretirement Benefits" (revised 2003), for the year ended December 31, 2006, is as follows:

	2006	2005
Change in benefit obligation:		
Benefit obligation at beginning of year	41,274	-
Effect of Polibrasil consolidation	-	40,620
Service cost	12	3
Interest cost	4,101	1,374
Benefits paid from plan assets	(2,461)	(781)
Actuarial (gain) loss	(5,543)	58
Benefit obligation at end of year	37,383	41,274

	2006	2005
Change in plan assets:		
Fair value of plan assets at beginning of year	47,617	-
Effect of consolidation of Polibrasil	-	45,106
Actual return on plan assets	821	3,283
Employer contribution	12	9
Benefits paid from plan assets	(2,461)	(781)
Fair value of plan assets at end of year	45,989	47,617
Funded status	8,605	6,343
Unrecognized prior service cost	(1,949)	(2,126)
Unrecognized net actuarial loss	(811)	(11)
Effects of business combinations	405	506
Net amount recognized under U.S. GAAP	6,250	4,712

The accumulated benefit obligation for the defined benefit pension plan was R$37,374 at December 31, 2006.

The components of the Company's net periodic benefit cost (income) were as follows:

	2006	2005
Service cost	12	4
Interest cost	4,101	1,374
Expected return on plan assets	(5,563)	(1,788)
Amortization of prior service cost	(177)	(59)
Effects of business combinations	101	(127)
Net periodic benefit cost under U.S. GAAP	(1,526)	(596)

The actuarial assumptions used in the accounting for the Company's benefit plans were as follows:

	Pension liability - %	
	2006	2005
Weighted-average assumptions used to determine net periodic benefit cost:		
Discount rate	10.25	10.25
Expected return on plan assets	12.00	12.00
Average rate of compensation increase	6.05	6.05
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	10.75	10.25
Average rate of compensation increase	5.55	6.05

The expected long-term rate of return for the plan assets was set up based on the pension portfolio's past average rate or earnings, discussion with portfolio managers and comparisons with similar companies.

Plan assets

The Company's pension plan weighted-average asset allocations at December 31, 2006 by asset category were as follows:

	%	
	2006	2005
Equity securities	0.05	20.00
Fixed income	94.05	72.00
Real estate	4.5	6.00
Loans	1.40	2.00
Total	100.00	100.00

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	
	2006	2005
2007	2,593	2,522
2008	2,701	2,636
2009	2,840	2,757
2010	2,941	2,914
2011	3,059	3,033
2011 through 2016	18,070	18,043

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension Plans and Amendments of FASB Statements Nos. 87, 88 and 132(R)". SFAS No. 158 requires companies to recognize the overfunded or unfunded status of a defined benefit postretirement plan as an asset or liability in its statements of financial position and to recognize changes in that funded status through comprehensive income. Accordingly, Company adopted SFAS No. 158 in the fourth quarter of fiscal year 2006 and the total effect, net of taxes, in other comprehensive income is as follows:

	2006
Net actuarial gain	2,355
Income taxes effect	(801)
Total, net of taxes	1,554

b) Concentrations of credit risk

The Group's sales policy is linked to the credit rules fixed by management, which seek to minimize any problems arising from defaults by its customers. This objective is achieved by attributing credit limits to clients according to their ability to pay and by means of diversification of accounts receivable (spreading the risk). At and for the years ended December 31, 2006 and 2005 no customer individually represented more than 10% of trade accounts receivable or revenue.

The Company requires letters of credit for sales to foreign markets, thereby reducing the risk of default on such sales.

c) Commitments

The Company's purchase commitments amount to R$10,021,255 and relate to raw materials.

The purchase commitments have the following maturity:

Year	Amount
2007	929,614
2008	929,614
2009	929,614
2010	929,614
2011	929,614
2012	929,614
2013 up to 2026	4,443,571
Total	10,021,255

d) Intangible assets subject to amortization

Following is a summary of the Company's intangible assets ("Spheripol" technology) subject to amortization under U.S. GAAP:

	2006	2005
Gross	47,869	47,869
Accumulated amortization	(13,563)	(10,492)
Net	34,306	37,377

Aggregate amortization expense for the above intangible assets amounted to R$3,072 at December 31, 2006.

The estimated aggregate amortization expense for the next five years is as follows:

	Amount
2007	3,072
2008	3,072
2009	3,072
2010	3,072
2011	3,072

e) Supplementary information - valuation and qualifying accounts for accounts receivable

	2006
Balance beginning of the year	6,505
Additions	6,944
Balance at the end of the year	13,449

f) Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP are as follows:

(i) Condensed balance sheets under U.S. GAAP

Assets	2006	2005
Current assets:		
Cash and cash equivalents	272,794	185,388
Short-term investment	66,666	40,521
Trade accounts receivable	271,439	119,440
Inventories	171,901	208,727
Deferred income taxes	1,341	16,583
Other credits	97,716	75,069
Prepaid expenses	14,176	11,868
Total current assets	896,033	657,596
Investments	442,925	591,237
Goodwill, net	421,291	424,290
Property, plant and equipment	467,583	469,773
Long-term assets:		
Intangible, net	34,306	37,377
Deferred income tax	72,625	38,898
Recoverable VAT	96,819	45,530
Trade accounts receivable	8,042	11,406
Other credits	25,518	28,377
Total long-term assets	237,310	161,588
Total assets	2,465,142	2,304,484

Liabilities and shareholders' equity	2006	2005
Current liabilities:		
Trade accounts payable	127,641	130,837
Payroll and related charges	16,054	17,009
Taxes payable other than income	10,858	5,135
Short-term debt	185,380	468,254
Interest payable on short-term debt	34,397	30,755
Dividends proposed and payable	173	-
Deferred income taxes	2,676	-
Other accounts payable	37,450	77,708
Total current liabilities	414,629	729,698
Noncurrent liabilities:		
Loans and financings	1,076,925	678,318
Fair market value of derivative financial instruments	-	7,421
Provision for contingencies	9,585	16,014
Interest payable on long-term debt	-	9,577
Deferred income taxes	46,551	30,598
Other accounts payable	11,833	29,906
Total noncurrent liabilities	1,144,894	771,834
Minority interest	-	(192)
Shareholders' equity:		
Share capital	826,283	826,283
Other comprehensive income	511	-
Profit reserves	78,825	(23,139)
	905,619	803,144
Total liabilities and shareholders' equity	2,465,142	2,304,484

(ii) Condensed statements of operations under U.S. GAAP

	2006	2005
Net sales	1,826,814	594,765
Cost of sales	(1,561,574)	(525,762)
Gross profit	265,240	69,003
Operating (expenses) revenues:		
Selling and marketing	(127,966)	(50,243)
General and administrative	(62,694)	(30,105)
Other operating income (expenses), net	82,284	(7,099)
Operating expenses	(108,376)	(87,447)
Nonoperating income (expenses):		
Financial expenses, net	(41,144)	(59,989)
Other	-	374
Income (loss) before income tax, equity in affiliates and minority interest	115,720	(78,059)
Income tax benefit (expense):		
Current	-	(13,160)
Deferred	(4,324)	35,331
Income before equity in earnings (losses) of affiliates and minority interest	111,396	(55,888)
Equity in earnings (losses) of affiliates	(7,761)	(16,388)
Income (expenses) before minority interest	103,635	(72,276)
Minority interest	(1,671)	(1,623)
Net income (loss) for the year	101,964	(73,899)
(Loss) earnings per share - common	0.45	(0.76)
Earnings per share - preferred	0.45	-

(iii) Statement of comprehensive income

Under Brazilian accounting practices, the concept of comprehensive income is not recognized. Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. Since the Company has no transactions that result in other comprehensive income, net income (loss) is equal to comprehensive income (loss) for all periods presented.

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	2006	2005
At beginning of the year	803,144	892,437
Net (loss) income	101,964	(73,899)
Dividends and interest attributed to shareholders' equity declared	-	(15,394)
At end of the year	905,108	803,144

g) Statements of cash flows

The consolidated statements of cash flows for the two years ended December 31, 2006 and 2005 are presented in accordance with the presentational format determined by U.S. GAAP using amounts determined under BR GAAP, adjusted to remove the effect of proportional consolidation.

	2006	2005
OPERATING ACTIVITIES		
Net income for the year	16	15,244
Adjustments to net income (loss) reconciliation:		
Depreciation and amortization	75,094	27,093
Goodwill amortization	57,321	16,718
Write-off of goodwill	-	1,840
Equity net losses on jointly controlled and affiliated companies	23,491	(64,184)
Gain on sale of Norcom	-	(264)
Dividends from subsidiaries	4,387	-
Loss on sale of property, plant and equipment (splitter)	35,583	13,900
Provision for losses on accounts receivable	6,944	5,246
Increase on interest payable	113,355	608
Monetary and exchange variation	(59,231)	4,531
Deferred income tax	(13,035)	(39,963)
Minority interest	559	644
Other	(5,525)	-
Changes in assets and liabilities:		
Trade accounts receivable	(110,688)	114,860
Inventories	37,117	(21,122)
Taxes recoverable	(26,208)	(4,262)
Prepaid expenses	(1,211)	(2,993)
Dividends receivable	-	78,345
Other receivables	(176,587)	(10,311)
Suppliers	(3,196)	(2,988)
Salaries, taxes, charges and contributions	(3,179)	(1,379)
Provision for contingencies	(2,728)	(688)
Advances from customers	(25,288)	28,444
Other payables	-	17,834
Net cash provided by operating activities	(73,009)	177,153

	2006	2005
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	129,938	63,526
Capital expenditures	(70,847)	(7,024)
Proceeds from the sale of net assets of Norcom	-	46,854
Payment for purchase of 50% of Polibrasil, net of cash acquired	-	(678,770)
Acquisition of minority interest	(2,984)	(3,362)
Capital increase in jointly-controlled subsidiaries	(5,802)	(113,724)
Net cash used in investing activities	50,305	(692,500)
FINANCING ACTIVITIES		
Proceeds from issuance of debt	700,372	957,571
Repayment of debt	(585,600)	(327,375)
Repayment of debt - related parties	-	(25,007)
Dividends paid	(4,662)	(23,779)
Net cash provided by financing activities	110,110	581,410
Increase in cash and cash equivalents	87,406	66,063
REPRESENTED BY		
Cash and cash equivalents, at beginning of the year	185,388	119,325
Cash and cash equivalents, at end of the year	272,794	185,388
Increase in cash and cash equivalents	87,406	66,063
SUPPLEMENTARY CASH FLOW INFORMATION		
Income and social contribution taxes paid	-	(11,426)
Interest paid	(107,594)	(25,760)
Acquisition of technology through loan	-	22,222
Purchase of remaining interest in subsidiary:		
Cash and cash equivalents	-	14,956
Current assets (-) cash and cash equivalents	-	530,505
Noncurrent assets	-	61,583
Permanent assets	-	678,069
Current liabilities	-	(472,647)
Noncurrent liabilities	-	(281,072)
Negative goodwill	-	(21,743)
Minority interest	-	(2,414)
(-) Interest held before the remaining acquisition	-	(249,597)
Goodwill	-	428,780
Purchase price paid in cash	-	686,420
(-) Cash acquired	-	(7,651)
Purchase price paid in cash, net of cash acquired	-	678,770

RS0425*.*

CORPORATE EVENTS CALENDAR

Company Name	**SUZANO PETROQUÍMICA S.A.**
Central Office Address	**Av. Brigadeiro Faria Lima, 1355/ 9° andar – Pinheiros 01452-919 São Paulo, SP**
Internet Site	**www.suzanopetroquimica.com.br**
Investor Relations Officer	**Name: João Nogueira Batista**
	E-mail: joaonbatista@suzano.com.br
	Telephone: +55 (11) 3583 5930
	Fax: +55 (11) 3583 5967
Investor Relations Manager	**Nome: Andréa Cristina Pereira e Silva**
	E-mail: andreas@suzano.com.br
	Telephone: +55 (11) 3583-5886
	Fax: +55 (11) 3583-5967
Publications (and locality) in which its corporate documents are published	**Valor Econômico e Diário Oficial do Estado de São Paulo**

The Company is submitted to the arbitration of the Market Arbitration Chamber, according to the Company's By-laws Clause of Commitment.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2006	
Event	**Date**
Accessible to Shareholders	**02/14/2007**
Publication	**02/14/2007**
Submission to BOVESPA	**02/14/2007**

Standardized Financial Statement (DFP), as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	**02/14/2007**

Annual Financial Statement and Consolidated Financial Statement, when applicable, according to international standards, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	**03/01/2007**

Remuneration in cash on the results as of the period ended at 12/31/06					
Remuneration	**Event - Date**	**Amount(R$)**	**Value (R$/share)**		**Date of Payment**
			Ordinary	**Preferred**	

Annual Financial Statements – IAN, as of 12/31/2006

Event	Date
Submission to BOVESPA	**05.25.2007**

Quarterly Financial Statements – ITR	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	**05/02/2007**
Referring to 2nd quarter	**08/01/2007**
Referring to 3rd quarter	**11/07/2007**

Quarterly Financial Statements – ITR in english or according to international standards	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	**05/15/2007**
Referring to 2nd quarter	**08/08/2007**
Referring to 3rd quarter	**11/14/2007**

Ordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice - DOESP Publication of the Call Notice – Valor Econômico	04.12.2007 04.13.2007 04.14.2007 04.12.2007 04.13.2007 04.16.2007
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.12.2007
Ordinary Shareholders Meeting	04.27.2007
Submission of the main deliberations of the Ordinary Shareholders Meeting to BOVESPA	04.27.2007
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	05.07.2007

Extraordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	
Extraordinary Shareholders Meeting	
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	

Public Meetings with Analysts	
Event	**Date**
APIMEC - SP	02.27.07
APIMEC – Porto Alegre	02.27.07
APIMEC - BH	02.28.07

APIMEC - RJ	02.28.07

Conference Calls	
Event	**Date**
2006 Earnings Result Conference Call	02.15.2007

Board of Directors Meeting	
Event	**Date**
Board of Directors Meeting – 2006 Earnings Results	02.14.2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	02.14.2007

RECEIVED
2007 MAR 16 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital
Minutes of the Board of Directors Meeting

On December 22, 2006, at 9:00 a.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Subsequently, the Chairman explained that the purpose of this meeting was to take knowledge and deliberate on the capital increase in the directly controlled company SPQ Investimentos e Participações Ltda. ("SPQ"), through the granting of 4,759,274 common shares ("Common Shares") and 2,320,597 class "A" preferred shares ("Preferred Shares" and, together with the Common Shares, the "Shares") issued by Petroflex Indústria e Comércio S.A. ("Petroflex") and owned by the Company, for the accounting value provided for in the Company's books. Upon the matter being discussed, the Board of Directors approved the granting of the Shares, authorizing the Executive Officers to subscribe and pay up the capital increase in SPQ, for such purpose being empowered to deal with and enter into all agreements, instruments, documents and reports, and to take all actions required to the performance of the increase set forth herein. There being nothing else to be considered, the works were adjourned for the drawing of these minutes that, upon being read and approved, were signed by the attending members. São Paulo, December 22, 2006.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital
Minutes of the Board of Directors Meeting

On February 14, 2007, at 4:00 p.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members, also with the attendance of the members of the Audit Committee, Messrs. Luiz Augusto Marques Paes, Rubens Barletta and José Edison da Silva, and also, upon invitation, Messrs. João Pinheiro Nogueira Batista and José Ricardo Roriz Coelho, Co-CEOs, and Messrs. Armando Guedes Coelho and Fábio Eduardo de Pieri Spina, Management Committee members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina, to act as Secretaries. Subsequently, the Chairman stated that the purpose of this meeting was to take knowledge and deliberate about (i) the Management Report, the Financial Statements, the Consolidated Financial Statements and the respective Explanatory Notes, related to the fiscal year ended on December 31, 2006, together with Independent Auditors' Opinion , and (ii) the proposal of destination of net profit of the fiscal year ended on December 31, 2006.

Upon the matter being discussed, it has been approved (i) the Management Report, the Financial Statements, the Consolidated Financial Statements and the respective Explanatory Notes, related to the fiscal year ended on December 31, 2006, together with Independent Auditors' Opinion, the Counselors having unanimously decided to issue the following "BOARD OF DIRECTORS OPINION - The Board of Directors of Suzano Petroquímica S.A., in the exercise of its attributions provided for in law and in the Corporate Bylaws, manifests according to the Management Report, the Financial Statements, the Restated Financial Statements and the respective Explanatory Notes, related to the fiscal year ended on December 31, 2006, which have been sent to it, together with the Independent Auditors' Opinion, issued by Deloitte Touche Tohmatsu Auditores Independentes. São Paulo, February 14, 2007"; and (ii) the proposal of destination of net profit of the fiscal year ended on December 31, 2006, to be submitted to the appreciation of the Regular General Meeting of 2007, as follows: (a) R$ 835.00 for the legal reserve; (b) R$ 4,800.00 for payment of annual dividend, which payment will not occur, in the terms of the article 202, paragraph 4 Law 6,404/76.; (c) R$ 10,000.00 for the Capital Increase Reserve; and (d) R$ 1,100.00 for the Special Statutory Reserve.

CLOSURE:
There being no further businesses, these minutes were drawn up, approved, and signed by all the Members of the Board of Directors. São Paulo, February 14, 2007.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Directos:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board



SUZANO
PETROQUÍMICA

Suzano Petroquímica Announces its 2006 Results

Consistent raises in the EBITDA Margin, reaching 13.8% in 4Q06, consolidate a sustainable level of cash generation and the perspective of a new cycle of consistent growth

São Paulo, February 14, 2007 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), Latin American leader in the production of polypropylene and with shared management in important companies of the petrochemical sector – Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., and with a participation in Petroquímica União S.A. (PQU), announces today the results of fourth quarter (4Q06) and 2006.

❖ Conference calls: Feb 15, 2007

Portuguese: 11:00 AM Brasília time (8:00 AM NY time)

English: 3:00 PM Brasília time (12:00 NY time)

Investor Relations Area: + 55 11 3345-5827/5856/5887/5886

szpq_ri@suzano.com.br

SZPQ4 NÍVEL 2 BOVESPA BRASIL

Latibex

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IBrX ÍNDICE BRASIL

ISE Corporate Sustainability Index

Year Highlights

Recovery of profitability of Suzano Petroquímica in the second half

Suzano Petroquímica's operating cash generation, measured as per the EBITDA criteria, reached R$ 155.9 million in 2006, 80% of which were obtained in the second half of the year. EBITDA showed an important recovery path since the 3rd quarter, reaching in the fourth quarter the best result this year, of R$ 65.2 million in the fourth quarter, surpassing even the EBITDA of 3Q06, which had been the best since 4Q04.

This strong recovery in the Company's cash generation was based on the strategy of privilege profitability in our business opportunities focusing on more specialized resins, with differentiated performance and with higher value-added. This movement was possible thanks to the increase in domestic prices, allowed by the recovery in domestic demand as from 3Q06 and supported by a positive international scenario, regarding both prices and demand for resins.

Suzano Petroquímica complied, therefore, with the position undertaken with the market and its shareholders of recovering the weak performance of the 1st semester, supported by the recovery of local prices and further by more stable costs of raw material.

Movement of recovery of the EBITDA Margins during the year

The Parent Company EBITDA margin, during the year of 2006, evolved 10.7 p.p., from 3.1% in the first quarter of the year to 13.8% in the 4th quarter. The improvement of performance was a result of the price recovery started in the 3rd quarter and consolidated in the 4th quarter, together with the fall in the prices of raw materials, which had strong rises during the year, as a consequence of the rise in the oil prices.

Following the evolution in the Parent Company, an important recovery also in the consolidated EBITDA margin occurred during the year, going from 3.1% in 1Q06 to 14.5% in 4Q06, for which the positive contribution of Riopol as from 3Q06 was also important.


SUZANO
PETROQUÍMICA





Process of significant ongoing deleveraging

With the adverse scenario for the petrochemical industry in 1H06, causing a strong reduction in cash generation in a moment of a higher leverage due to the acquisition of Polibrasil, the Net Debt / (EBITDA + Dividends) ratio of the Parent Company reached 7.1 x in June 2006. With the strong evolution in the cash generation of the Company as from the 3rd quarter, this ratio followed an emphatic fall, reaching 5.5 x at the end of 2006.

The same way, consolidated leveraging also presented a strong orientation, also counting on the positive contribution of Riopol's EBITDA starting from the 3rd quarter. After reaching the maximum of 13.2x in June, the consolidated Net Debt / EBITDA ratio fell to 8.1 x at the end of 2006. The process of consolidated deleveraging shall steadily evolve in 2007, once Riopol's EBITDA shall remain in high levels during 2007 and for a hole fiscal year, once 2006 encompassed only the period between April and December.

1st year of Riopol's activities

In April 2006, after its pre-operating phase, Riopol took over the operation of its industrial complex and began its own polyethylene production, evolving from that moment on both in its operating learning curve and its penetration in the market.

During the year, Riopol achieved important advances in terms of production and market, with an average operating rate of 78.5% and reaching, in its first year, about 20% of the domestic sales of LLDPE and of HDPE, indicating its quick progress during the year.

Riopol represented, at the end of 2006, about 17% of the consolidated net income of the Company.

Sale of Politeno

Suzano Petroquímica, together with the other shareholders of Politeno, sold its shares to Braskem in April, 2006.

According to the sale contract, SPQ Investimentos e Participações, a controlled company then shareholder of Politeno, received an initial payment of USD 60.6 MM, and the final sale value will be determined according to an agreed-upon formula based solely on the spread of polyethylene in the domestic market, calculated between the sale and the 18 consecutive months.

Politeno's sale contract was characterized as a hybrid financial instrument for expecting the realization of an additional installment in the future, being treated therefore as a derivative and registered in the accounting books for its fair value. The accounting of the contract in 2006 considered the ascertained value of the spread during the period, combined with the expected spreads for subsequent months, in order to calculate Politeno's sale contract fair value. Such accounting criteria generated a R$ 64.4 million positive impact in the Parent Company's equity in affiliates.

In addition, in the transaction the Company promoted an exchange of 75,669,544 shares issued by Norquisa, held by its controlled company Polipropileno Participações, for 2,129,324 preferred shares issued by Braskem held by Odebrecht, that controls Braskem. Nowadays, SPQ holds such Braskem's shares.

Suzano Petroquímica advances on its Corporate Governance Model

In 2006, the Company gave big steps in the improvement of its corporate governance practices. Among the main actions, we highlight the launching of the Code of Conduct, the creation of new committees of the Board of Directors and the nomination of the new Executive Board. As first acts, the new Executive Board adjusted the organizational structure of the Company, revised the structure of its committees, which are managerial coordination forums, and created Work Groups, permanent multifunctional teams directly associated to the Executive Board and focused in management by processes. Therefore, the Company established a more effective structure, aligned with its business vision and capable of reaching its strategic goals. Besides, we adhered to important volunteer commitments, such as the Global Compact and Instituto Ethos' Pact for Integrity and Anti-corruption, among other actions.

Suzano Petroquímica is included in the Corporate Sustainability Index (ISE)

Suzano Petroquímica was included, as from December 2006, in the new portfolio of Bovespa's corporate sustainability index – ISE. The Company has been working hard in the path of sustainable development, namely in Environmental, Social and Corporate Governance aspects.

Special Characteristics of this Result Disclosure:

With the taking over of Polibrasil's full control on September 1st, 2005 and its further incorporation by Suzano Petroquímica on November 30th, and yet with the sale of the participation of 33.9% in Politeno on April 4th, 2006, the Company decided to discuss its results in pro forma basis, aiming at allowing a better analysis of the business now held by Suzano Petroquímica and thus ensuring better comparison with previous periods, and estimates of future results. Therefore, the Company's operating and financial information, except where otherwise indicated, are presented based on pro forma consolidated numbers, considering 100% of participation in Polibrasil, and removing the participation in Politeno from all mentioned periods, and in Reals. The regular accounting data is available at the CVM (the Brazilian Securities and Exchange Commission).

(1) The pro forma analysis of Suzano Petroquímica's Parent Company results totally reflect the polypropylene business performance, formerly conducted by Polibrasil, and now carried out by the Company itself, in addition to the activities that it performed in the past (monitoring of participations in jointly-controlled companies).

(2) The pro forma analysis of Suzano Petroquímica's Consolidated results considers the Parent Company, as described in item (1), proportionally consolidating the participation that the Company holds in its jointly-controlled companies, Riopol (33.33%) and Petroflex (20.12%). The performance of the companies of which Suzano Petroquímica holds shared control is described in the analysis of Suzano Petroquímica's Consolidated Results. Furthermore, the result regarding Politeno's consolidation is not considered, as it was sold in April, 2006. This way, the pro forma result made public since the 3Q05 is different from the pro forma result that started to be make public in 2Q06.

(3) Until September 1st, 2005, Polibrasil's financial statements reflected the results of operations of polypropylene compounds that, at the time, were sold to Basell. For adjustments in past periods, aiming at refining the forecasts, we indicate that from 2003 to 2005, the volume of polypropylene compounds sales represented about 5% of Polibrasil's total sales volume, while the net revenues originated from those sales was equivalent, in average, to 8% of the net revenues of the then Polibrasil.

All comparisons made are related to same periods of 2005 (4Q05 or 2005), except when otherwise specified.

Message from Management

The fiscal year 2006 was our first complete calendar year as a company with own operations, a leader in the Latin American polypropylene market and second greatest manufacturer of thermoplastic resins in Brazil. Within this new environment, we took important steps towards the evolution of our corporate governance and management structures, to strength the operating activities and to implement sustainable development oriented practices.

The focus on the improvement of our corporate governance practices was one of the main keynotes of the year. The Board of Directors implemented its Internal Regulation and created the Audit and Management Committees, extending the scope of the Strategy Committee to Sustainability and Strategy, all of them reporting to the Board. In June, the Suzano Group launched its Code of Conduct, which applies to all companies belonging to the Group and is based on the ethical principles which guide its activities: integrity, equity, transparence, professional acknowledgement, corporate governance and sustainable development. In September, the new Executive Board was designated, and one of its first actions was to adjust the Company's functional organogram, reviewed the structure of its Committees, forums of managerial coordination focused on results, and created the Work Groups, permanent multi-function teams, reporting directly to the Executive Board and focused on management through processes. As a consequence, we achieved a more efficient structure, consonant with our business vision and capable to reach our strategic objects.

The corporate governance and sustainability were elected the top policies of our corporate position in our annual cycle of strategic planning. Our Vision 2015 incorporated the guidance of business by the rules of sustainability, and the first steps of this new view of our Company were already taken. The efforts undertaken in the sustainable development field made feasible the inclusion of our preferred shares in the 2006 portfolio of the Corporate Sustainability Index (ISE) of Bovespa.

Our strategy is to focus on the polypropylene and polyethylene business, giving preference to our investments in the Southeast region, which responds to 60% of the Brazilian consumption and where is already located today 82% of our installed capacity for polypropylene production, which will be raised to 86% after our expansion plan is completed.

Our leadership in the polypropylene market will be guaranteed with the increase in 40% of our production capacity, the first stage of which was completed in July 2006, when we added 60 thousand tons/year to the Mauá (SP) unit, which capacity was raised to 360 thousand tons / year. Up to the end of 2007 we will increase the capacity of Duque de Caxias (RJ) to 300 thousand tons / year and, when we conclude the second stage of the Mauá enlargement to 450 thousand tons / year, in the second quarter of 2008, we will reach 875 thousand tons / year of polypropylene production capacity.

Concerning the polyethylene, we defined Riopol as our action and growth platform, for his adhesion to our long-term strategy. The company, located in Duque de Caxias (RJ), started its operating stage in 2006, being the first fully integrated Brazilian petrochemical company and which uses natural gas fractions as raw material for the polyethylene production. Within this background, in April 2006 we sold our participation in Politeno, a polyethylene manufacturing company which the Company did not consider as priority any more. This movement represented one more important step for the reorganization of the Brazilian petrochemical industry.

2006 was an extremely challenging year, specially the first semester, as a result of the high prices of raw materials, the still weak demand for resins and the appreciated Real, which increased the competitiveness of the resins imports and the finished products and negatively impacted our prices in Reals, which follow international prices in dollars. This scenario strongly reflected on our first semester results and on the price of our preferred share SZPQ4, which devaluated 29.1% during that time. To change this scenario, we implemented an strong results recovery plan, based mainly on an intense costs containment program and a business policy which privileged profitability instead of sale volumes. These initiatives allowed our result to recover in a significantly way in the second half, and our share valuated 16.3% within this period. However, as a result of the high depreciation of the price in the first half, our preferred share still had a 17.6% devaluation in the year.

We believe that the business recovery, which took place in the second half of 2006, will remain throughout 2007 and 2008. Due to the weighted balance between offer and demand for plastic resins in Brazil and the world in this period, the heated demand and the expectation that new strong escalades in the oil prices will not occur, the background scenario may be favorable in the next two years.

This positive scenario reinforces the opportunities in the Brazilian petrochemical market, in special if linked to the waited economic growth in levels compatible with the capacity and needs of our Country. If we have a lower real interest rate, exchange rates compatible with the economics foundations, unburdening of the Brazilian manufacturing chain and people have a greater purchasing power, we will find an extremely promising environment to our business.

The Management

SUZANO PETROQUÍMICA PARENT COMPANY

Sector Scenario and Economic Context

The year of 2006, for the petrochemical sector, may be divided in two different stages: (i) the first half, when there was a strong fall in the profitability of the thermoplastic resin producers, once the sector's main inputs, naphtha, ethylene and propylene had a quick rise, following the oil price trend, within an environment of valuation of the Real allied to a domestic demand for resins below the estimates, which made it difficult the pari-passu raise in sale prices; (ii) the second half of the year, when a recovery of the margins of the sector started to be drawn, thanks to the transfer to the resins prices of part of the rise in the raw materials costs during the year, supported by the recovery of local demand and in line with the movement which had been in place in the international market since April, and still with a scenario of more stable inputs prices, even falling in the end of the year.

As regards the raw materials used in the petrochemical industry, the year of 2006 registered an escalade of the costs of naphtha, ethylene and propylene, which increased during the year about 20%, 17% and 15%, respectively, following the movement of rise of oil during the first nine months of the year, although slower and in a smaller amplitude. This year, the oil has reached the maximum of USD 78 per barrel, in August, while naphtha has reached about USD 640 per ton, also in the same period. However, starting from September, a quick retreat was observed in naphtha and oil prices, closing 2006 priced USD 61 per barrel and USD 545 per ton, indicating a retreat of about 20% and 15%, respectively, as regards the record prices registered in the month of August.

Petrochemical inputs derived from natural gas also presented price increases in 2006, compared to 2005. Ethane and propane Mont Belvieu, basis USA, raised 4.8% and 11.0%, respectively, even if natural gas average price in the USA has presented a 26.5% retreat between this same periods.

The world's scenario panorama of resin consumption was very positive during the year of 2006. The growth in the economy the resins consumption, mainly in Asia and in the United States, allowed the increase in the prices of inputs of the petrochemical chain to be quickly transferred to the resins prices in the international market.

The Brazilian market of resins, starting from middle 2006, after a first semester of performance below the estimates, started to give signs of recovery. The growth in the domestic demand, mainly with the stronger seasonal sales of 3rd quarter, allied to a scenario of high international prices of resins, began to drive the recovery of domestic prices, overcoming the pressure that the appreciated Real imposed on the prices of resin in *Reals*, allowing thus the recomposing of the domestic resin prices as well.

The thermoplastic resin market grew 9.6% in 2006 compared to 2005. Polypropylene, confirming to be the resin with the higher growth rate, presented growth in the domestic consumption higher in the resins group, of 12.5% in the same period. The domestic sales of polyethylene in 2006 presented a growth of 8.1% as regards 2005, specially the linear low-density polyethylene.

This way, the recovery in the domestic resin market during the second half of the year, made possible the recovery of part of the profitability lost in first half, with the support of the favorable international market, confirming the industry's capacity of the to overcome periods of adverse market scenarios.

Production


In '000 tons
577
- 5,7%
544
- 8.9%
138
146
133
4Q05
3Q06
4Q06
2005
2006
* until 3Q05 included the compounding production, with a 25 th tons/year capacity

Suzano Petroquímica's polypropylene production in the 4Q06 was 133.3 thousand tons, with an accumulated total of 544.1 thousand tons in 2006, with an average operating rate of 77.8% in the quarter and of 83.3% this year, if considered the new production capacity of 685 thousand tons per year as of July 11.

Thus, the production in 4Q06 was 8.9% lower than the one of the third quarter, as a result of the tests made to improve efficiency of the plants and the quality of products and further to adapt the production volume to the smaller demand in the quarter, adjusting also the inventories level. If compared to the same quarter of 2005, the volume of polypropylene resins produced was 3.3% lower.


Operating Rate (%)
88.2%
86.3%
77.8%
89.7%
83.3%
4Q05
3Q06
4Q06
2005
2006
* considers the 685 kt/year production capacity from 07/11/06 on

The accumulated production this year reached 544.1 thousand tons, 1.4% lower than the production in 2005. If we consider the total production in 2005, including composites, the accumulated production this year was of 5.7% lower.

In 2006, the Company carried out programmed stoppages in the Mauá plant to increase its production capacity and, in Duque de Caxias, to change the catalytic system, besides tests of new catalyst in Camaçari, all with the objective of enhancing the plants' competitiveness and the quality of their products.

The Company intends, in the year of 2007, to operate its plants at levels of capacity use of about 90%.

Sales


Thousands
+2.2%
545
557
105
+16.0%
121
150
- 9.9%
135
127
440
435
33
-1.9%
33
27
-1.1%
116
100
- 12.1%
102
4Q05
3Q06
4Q06
2005
2006
Domestic Sales
Exports
* until 3Q05 included the sale of polypropylene compounds

Taking advantage from the warmed international scenario and also from the good conditions of the local demand, the total sales of polypropylene of the Company in the 4Q06 reached 135.0 thousand tons, a volume 6.2% above the realized in the same quarter of 2005, in spite of the reduction in the produced volume, 9.9% lower however than the one realized in the 3Q06, a normal behavior of sales as a function of the sector's seasonality, in general heated in the third quarter. In 2006, the volume of polypropylene sold was of 556.8 thousand tons, 7.2% higher than the volume sold in 2005, as a result from the increase in domestic sales and the higher exported volume. If we consider the sales of polypropylene composites up to September 2005, the total sales increased in 2006 2.2% as regards 2005.


Exports 4Q06 (%)
South America 21%
Europe 9%
Others 1%
Asia 25%
Africa 44%


Exports 2006 (%)
Europe 7%
South America 40%
Others 6%
Asia 12%
Africa 35%

Sales in the domestic market totaled 102.1 thousand tons this quarter, a volume 12.1% lower than the one sold in the third quarter, as a result of the seasonal sales reduction. However, this reduction was lower than the 14.8% retreat recorded in the domestic market in the period. Comparing to the 4Q05, domestic sales grew 2.4% this quarter, capturing part of the growth of 4.1% in the sales of the local producers in the domestic market. The accumulated domestic sales of polypropylene totaled 435.5 thousand tons, a volume 4.9% higher than the one sold in 2005, while according to preliminary dada by Abiquim/Coplast, domestic consumption of polypropylene grew 12.5% this year as regards 2005. The Company's domestic sales did not follow the growth in Brazilian market accordingly, due to the strategy of valuing profitability instead of volume. If we consider the sales of composites in 2005, the domestic sales recorded in 2005 were 1.1% lower. In 2006, the best sectors for the Company were the packaging, for the food and cosmetic industries, as well as the consumption, automobile and electro-eletronic sectors.

Exports in the quarter totaled 32.8 thousand tons, or 24.3% of the total polypropylene sold, a volume aligned with the one sold in the third quarter this year, reinforcing the strong international demand and the good business opportunities. The highlight this quarter was the high volume exported to Africa, which presented, in this period, very attractive prices, besides competitive freight conditions. Exports in 2006 were 16.0% higher, reaching 121.4 thousand tons or 21.8% of the total sales of the Company, once again as a way to capture the high prices in force in the international market in 2006. This year, South America remained as the main destination of the Company's exports, with a share of 40% of the total exported, underlining however the growth in the volume exported to Africa, which represented 35% of the volume exported. The Company continues its policy of reinforcing its presence in Latin America, target-market for its exports.

Sale Prices

The recovery of the local demand in the second half of this year and the high prices in the international market contributed to the maintenance of the domestic levels reached in 3Q06 until the end of the year, still if in 4Q06 international prices fell, following the oil behavior. Once raw materials presented a more stable behavior by the end of the year, the industry was able to recover part of the profitability lost with the strong rises of the beginning of the year, although the exchange rate scenario continued to be unfavorable to the sector.


Evolution of PP Price (US$/ton)
(basis ICIS-LOR)
Indice 1Q05 = 100
130
120
110
100
90
80
118
115
109
83
4Q05
1Q06
2Q06
3Q06
4Q06
PP Asia
PP USA Export
SZPQ - Net Revton DM
Europe Domestic

Specifically for Suzano Petroquímica, with the maintenance of the strategy of prioritizing the sale of higher value-added resins, an even greater progress in the recovery of the Company's prices was verified. The average unitary net revenue assessed in the domestic market in the 4Q06, in *Reals*, grew 6.7% as the one of the third quarter of this year, and was 11.5% higher than in the same period last year, as a result of the maintenance of prices in the levels reached at the end of third quarter. In case it is measured in dollars, the rise was even greater, of 7.4% and 17.7% compared to 3Q06 and 4Q05, respectively.

The international market remained with a good demand this quarter, allowing the retreat of resin prices to be more soft than the reduction in the raw materials cost. In the Asian market, for instance, the average price of polypropylene this quarter, according to the ICIS-LOR, was about USD 1,250/t, and the North American price for exports in about USD 1,150/t, showing a retreat of only 7% and 10% as regards the average practiced in the previous quarter, while the reduction of naphtha in the period was of about 16%. This way, the exports of Suzano Petroquímica could benefit from this good moment of market, with high international demand and the international prices still at attractive levels.

Net Revenues

Net revenues accounted in the fourth quarter totaled R$ 473.5 million, 6.7% lower than the in third quarter, an effect of the 9.9% reduction in the volume sold, partially compensated by the 3.5% increase in the unitary net revenue, an effect from the maintenance of the prices at the same levels than in the closure of 3Q06. Comparing to the 4Q05, net revenues grew 15.5%, this time as a joint effect of the increase of 6.2% in the volume sold and of 8.7% in the unitary net revenue. When measured in Dollars, net revenues in 4Q06 fell 6.1% compared to 3Q06 and raised 21.8% as regards 4Q05.


R$ million
49
355
64
403
87
435
73
336
63
349
77
356
90
409
90
383
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
■ Domestic Sales
■ Exports
* until August, 2005, net sales considered the PP compound business

Net revenues originated from sales to the domestic market in this quarter were R$ 383.5 million, 6.3% lower than in 3Q06, as a result of the 12.1% reduction in the volume sold, in spite of the 6.7% increase in the unitary net revenue. Comparing with same period of 2005, net revenues in the domestic market were 14.2% higher, mainly an effect of the 11.5% increase in the unitary net revenue and further of the 2.4% increase in the volume sold.

The exports revenue this quarter totaled R$ 90.0 million, 8.7% lower than the one realized last quarter, basically due to the 6.9% reduction in the unitary net revenue between the periods, as a result of the slight reduction of international prices of resins which followed the retreat of the oil and naphtha prices. Compared to 4Q05, exports revenue was 21.3% higher, as a result of the 20.3% increase in the volume sold. Unitary net revenue remained aligned in 4Q05 and 4Q06 due to the Real appreciation, which offset the 6.4% raise in unitary net revenue in Dollars.


1.3%
1,803
1,827
20.4%
274
329
- 2.1%
1,529
1,497
2005
2006
■ Domestic Sales
■ Exports
* until August, 2005, net sales considered the PP compound business

In 2006, net revenues of the Company totaled R$ 1,826.8 million, 1.3% higher than the one realized in 2005, as a result of the 2.2% increase in the sales volume, in spite of the 0.8% reduction of the average unitary revenue, in Reals, between the periods. The average unitary revenue of 2006 was affected by the behavior of the local prices during the first half, which, as a result of the appreciation of the Real in the period and the domestic demand below the expectations, did not follow the growing behavior of the resins prices in the international market. Starting from the 2nd half of 2006, domestic prices presented a significant recovery, surpassing the prices in force in the same period of 2005, and allowing the profitability recovery of the Company, even with an appreciated Real in the period. If measured in Dollars, the net revenues of 2006 were 12.2% higher than in 2005, an effect mainly of the 9.8% increase in unitary net revenue, combined with the 2.2% increase in the volume sold.

Cost of Goods Sold (COGS)

The cost of goods sold (COGS) in this quarter was R$ 382.8 million, 9.0% lower than the one realized last quarter, as a result of the 9.9% decrease in the volume sold. Still, compared to 4Q05, COGS raised 9.5% due to the 6.2% raise in the volume sold and the lower cost of propylene in this period.

Distribution of COGS in 4Q06


Other Inputs 7.4%
Labor 5.0%
Energy 1.3%
Depreciation, 4.8%
Others, 2.2%
Propylene, 78.9%

The unitary COGS this quarter was of R$ 2,836/t, presenting an increase of 1.0% as regards 3Q06, despite the 0.8% reduction in propylene cost between the periods, and as a result of the lower dilution of fixed costs, resulting from the reduction in the volume sold and form non-recurring costs of stoppages at the plants. With the reduction in the propylene cost this quarter, it represented 78.9% of our COGS, compared to 80.3% in the 3Q06.

As regards the 4Q05, the unitary COGS was 3.1% higher, as a result of the rise in propylene cost. Unitary COGS assessed in dollars was of USD 1,319/t this quarter, 1.6% higher than the in 3Q06 and 8.7% higher than in 4Q05, as an effect of the lower sales volume and the higher cost of propylene.

2006 COGS totaled R$ 1,567.5 million, aligned with the one recorded in 2005, because the effect of a greater volume sold this year (2.2%) was compensated by a 1.8% reduction in unitary COGS. The average acquisition price of propylene in 2006, in Reals, remained equivalent to the price in 2005, an effect of the appreciation of the Real in the period, which absorbed the impact, in Reals, of the increase in the cost of this raw material in Dollars. When mentioned in Dollars, the COGS and the unitary COGS increased 11.1% and 8.7%, respectively, as regards 2005, respectively.

Sales, General and Administrative Expenses (SG&A)

Sales, general and administrative expenses (SG&A) totaled R$ 48.0 million this quarter, 1.3% above 3Q06. Expenses with sales were reduced in 11.9% between the periods, as an effect of the lower volume sold, while administrative expenses rose 33.4%, mainly as an effect of the organizational restructuring performed by the Company in 4Q06. Comparing to same quarter of 2005, SG&A reduced 6.6%, thanks to the policy of freight optimization and in spite of the greater volume sold this quarter.

SG&A totaled, in 2006, R$ 188.3 million, 2.0% above the same period last year, as a result of the rise in general and administrative expenses, in spite of the reduction in sales expenses, reached even with a higher volume of sales. If we consider the 2006 IPCA (a Brazilian inflation index) released by IBGE, which pointed to an accumulated inflation of 3.14% in the year, there was in fact a reduction in real terms in the Parent Company's SG&A.

The 11.7% increase in general and administrative expenses in 2006 was a result of non recurring expenses originated from consultancy costs of financial operations and sale of participations, besides the organizational restructuring performed by the Company, in the amount of R$ 6.2 million. If we do not consider non-recurring expenses, general and administrative expenses in 2006 remained in line with those of 2005, also as an effect of the strong program of expenses contention sponsored by the Company, which offset a great part of the non-recurring and contributed to the productivity gain if we still consider inflation between periods.

EBITDA

Continuing the movement of recovery of margins verified in the third quarter of 2006, the maintenance of sales prices of polypropylene in 4Q06 and the strategy of focusing on products with higher value added, linked to a scenario of falling propylene, made possible an increase in the operating cash generation – EBITDA of the Company, which reached R$ 65.2 million this quarter, the best result of the year. The EBITDA in the 4Q06 was 9.2% higher than in 3Q06, in spite of the lower volume sold, and 95.5% higher than the one assessed in 4Q05. The EBITDA per ton, of R$ 483, the highest since 4Q04, was 21.1% and 84.1% higher than those recorded in 3Q06 and 4Q05, respectively, proving the strong profitability recovery of the Company.


Ebitda (R$ million) and Ebitda Margin (%) – Parent Company *Pro Forma*
19.0%
15.1%
16.5%
12.6%
6.0%
8.5%
8.1%
3.1%
4.2%
11.8%
13.8%
64.2
67.9
81.2
107.0
50.9
28.0
44.3
33.3
12.7
18.4
59.7
65.2
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06

The EBITDA margin of the parent company this quarter was 13.8%, 2.0 p.p. superior to the margin achieved in the previous quarter and 5.7 p.p. above 4Q05.

2006 EBITDA totaled R$ 155.9 million, aligned with the one assessed in the same period of 2005, once the strong recovery of cash generation in the 2nd half of the year reduced the impact of the weak performance of the sector in the first half of the year. The EBITDA per ton, of R$ 280 in 2006 was slightly lower than the one of 2005, as a consequence of the scenario of high raw material costs, combined with the appreciation of the Real and a sluggish demand below the expectations during the first half of this year. The EBITDA per ton of the second half of the year, when the price recovery process in the domestic market was started, was of R$ 439, representing a 52.7% increase as regards 2005 EBITDA.

Financial Result and Debt

In the fourth quarter of 2006, the second and last disbursement by IFC, in the amount of USD 40 million, was made. Furthermore, the last standby facility was contracted with Safra bank in the amount of USD 25 million, completing thus the contracting of a total of USD 120 million (together with Bradesco and Santander facilities). Such pre-approved facilities have the purpose to allow the Company to face any cash needs for a three-year term.

On December 31, 2006, Suzano Petroquímica's Gross indebtedness (considering principal and interest) totaled R$ 1,240.4 million, compared to R$ 1,210.1 million in September 30, 2006. The debt remains concentrated on the long term, with a total of 86.8% of its maturity dates. The Company reduced its net indebtedness in 6.7%, to R$ 900.2 million on Dec 31, 2006, as a result of the increase in the cash generation in the period, which reduced the need of working capital, despite the continuity of the investments for expansion of production capacity.


Exposure of the Gross Debt per currency (%)
50.8%
69.4%
68.9%
4Q05
3Q06
4Q06
R$
US$


Exposure per term (%)
58.5%
82.9%
86.8%
4Q05
3Q06
4Q06
Short Term
Long Term


Exposure per Index (%)
5%
4%
3%
15%
48%
42%
27%
46%
28%
4Q05
3Q06
4Q06
CDI
Libor
Fixed (US$)
TJLP

The parent company's financial result in 4Q06 was a net expense of R$ 17.7 million. The largest financial expense this quarter regarded the payment of interest and adjustment for inflation of the contracted debt, partially compensated by the entry of Petroflex's interests on equity, in the amount of R$ 2.0 million, and by R$ 2.2 million in financial investments revenues, according to the following table.

Financial Result (R$ million)	4Q06	3Q06	4Q05	2006	2005
Financial Expenses	**(23.8)**	**(34.5)**	**(65.3)**	**(81.7)**	**(72.0)**
Interests (Advances on Ex. Cont./ Loans)	(26.9)	(27.7)	(40.4)	(111.8)	(50.4)
Monetary Variation	(0.1)	(0.2)	-	(1.3)	-
Forex Variation	10.8	(0.8)	(21.4)	59.8	(15.0)
Banks/ CPMF levy / IOF tax	(4.9)	(5.3)	(3.4)	(19.9)	(6.4)
Others	(2.7)	(0.5)	(0.1)	(8.4)	(0.2)
Financial Income	**6.1**	**2.7**	**2.4**	**23.0**	**6.0**
Interests	0.3	0.7	-	3.1	-
Monetary Variation	0.1	-	-	0.1	-
Forex Variation	-	-	-	-	-
Others	5.7	2.0	2.4	19.8	6.0
Net Financial Result	**(17.7)**	**(31.8)**	**(62.9)**	**(58.7)**	**(66.0)**

According to the debt amortization schedule, on December 31, 2006, the average term of maturity was 5.17 years. The average cost of the debt, in the fourth quarter of 2006, was USD + 6.75%, aligned with the cost measured in 3Q06.


Debt Amortization Schedule (US$ million)
61
32
56
56
72
80
61
21
46
66
13
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017


Net Debt/ (EBITDA+Dividends) Parent Company
Pro Forma with Politeno's cash
7.06
6.76
5.49
06.30.06
09.30.06
12.31.06

Net Debt / EBITDA

The pro forma Net Debt /(EBITDA + dividends) ratio of the parent company, considering the cash received from Politeno's sale, and the value of our the shares to be sold, fell 1.3 p.p. in 4Q06, going from 6.76 on Sept 30, 2006 to 5.49 at the closure of the year, keeping the aimed reduction of the leveraging of the Company, as a result of the substantial improvement in the cash generation in the 2nd semester, in spite of the small increase in the parent company's net indebtedness. The financial leveraging of the Company shall continue to fall throughout 2007, by means of the maintenance of good levels of EBITDA generation.

Net Profit

The Company's strong recovery of results occurred in 2H06 allowed a R$ 29.1 million net profit in the period, enough to offset the R$ 29.1 million net loss of the 1H06. As a result, the Company registered a net profit of R$ 16.7 thousand this year, despite the financial expenses, of R$ 58.6 million, the recurring goodwill amortization, in the amount of R$ 57.3 million and further from the consolidation of our share in Riopol's result, with a negative impact of R$ 30.8 million. The accounting of the amount expected from the 2nd installment from the sale of Politeno, reflected in the equity from affiliates account, positively contributed for the Company's result with a net amount of R$ 64.4 million. The result from the participation of Suzano Petroquímica in Politeno during 1Q06, was reallocated in the *pro forma* financial statements to the minority participation line.

Investments


Capex
R$ million
Expansion
Maintenance
5.6
56%
10.0
55%
3.7
22%
6.5
24%
5.3
26%
16.0
63%
15.4
79%
24.4
80%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

The Company's investments totaled R$ 61.2 million in 2006, from which 70.7% were destined to the projects of production capacity expansion of polypropylene, and the remaining to the maintenance of production equipment and other investments, according to accrual basis

The Company is undergoing a process to increase the production capacity of its Mauá and Duque de Caxias units, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias.

The beginning of operations of the new capacities is scheduled as follows: (1) construction of a sea terminal in Duque de Caxias to receive propylene for the Duque unit, which should be completed in 3Q07; (2) expansion of the production capacity of polypropylene of the Duque unit in 100 thousand tons/year in 4Q07; (3) second stage of enlargement of the production capacity of polypropylene of the Mauá unit, which will add another 90 thousand tons/year, foreseen to 2Q08.

The projects are within the estimate term, and the agreements for purchase of crucial equipment for the two expansions have been already signed. However, according to the cash criteria, the disbursement schedule suffered a slight modification, once the disbursement occurred until 2006, of US$ 31.2 million, was a bit lower than the initial estimate, of USD 34.3 million.

	Real unt.			
US$ million	2006	2007	2008	Total
Capex Projects	31.2	60.0	35.7	126.9
Sea Terminal	4.5	13.1	0.0	17.6
Expansions	26.7	46.9	35.7	109.3

The estimated total amount for the projects of expansion of capacity and the construction of the sea terminal, including the already carried out expansion of the Mauá unit, is of USD 126.9 million, and the disbursement shall be done as the chart below. The projects above mentioned count with defined resources, and are being financed by the *International Finance Corporation*-IFC and also by BNDES.

Capital Markets

The average daily financial volume of Suzano Petroquímica's preferred shares (SZPQ4) negotiated at Bovespa (the São Paulo Stock Exchange) this quarter increased 61% as regards the 3Q06, to R$ 1.4 million, as a result of the 16.3% valuation of the share, combined with a greater demand. In 2006, the average volume negotiated was of R$1.7 million a day, 40% lower than 2005 average, as a consequence of the weak performance of the sector at the start of the year, reflected in the share price. In 2006, Ibovespa had a daily average of R$ 2.0 billion, 49% higher than the daily volume negotiated in 2005, proving the strengthening of the Brazilian capital markets.


Average Daily Volume SZPQ
(R$ '000/day)
3,242
1,753
908
3Q05
2Q06
3Q06

Suzano Petroquímica's preferred share negotiated in the Stock Exchange closed 2006 priced at R$ 3.92/share, with a devaluation of 17.6% as regards the closure of 2005, showing a recovery path in the 2H06, when it appreciated 16.3%. The performance of the average index of the petrochemical sector had the same behavior, devaluating 16.0% in 2005. The Ibovespa had a valuation of 32.9% in the same period.


SZPQ4 Performance x Ibovespa
Basis: Jan 2004 = 100
350
300
250
200
150
100
50
0
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
200
123
103
Suzano Petroquímica
Ibov
Petrochemical Sector

Information on the Share	Dec 31, 2006
Total number of shares	226,695,380
Common	97,375,446 (43.1%)
Preferred	129,319,934 (56.9%)
Market Value	
R$ million	888.6
USD million	415.6
Daily average negotiated volume – 2006 (R$ million)	1.7

Perspectives for the polypropylene business

After an year in which the oil, important variable to determine prices of petrochemical raw materials, presented strong oscillation in its prices, varying between USD 60-75 per barrel and up to USD 78 in August, we started 2007 with a favorable expectation for its prices, which must be around USD 50-60 per barrel throughout 2007, as a result of the world inventories of oil and the new production capacities.

This expectation of oil prices in a lower level helps to keep the prices of petrochemical raw materials in an inferior average level than the one verified in 2006, what does not mean that resins sale prices will follow a similar behavior. The variation of resins future prices is more subject to the relation between supply and demand for products than to an analysis strictly aimed at the behavior of raw material prices. In fact, the price levels we are observing nowadays reflect the partial recovery of an increase in the costs of raw materials which took place before, but which, as a result of the market situation, had not yet been transferred to sales prices.

As regards the thermoplastic resins market, the main international *drivers* of demand, United States, Índia and Asia, continue to present strong growth rates in their economies, as well as in resins consumption. The world demand is heated this beginning of the year, and for that reason it is expected that the resins prices continue, during 2007, in line with the levels reached at the end of 2006.

The set of factors described above should contribute to a positive year for the petrochemical industry, with the expansion of the domestic demand and the maintenance of a positive international scenario. Suzano Petroquímica, in particular, may benefit from the increase in internal consumption of polypropylene, with its enlarged production capacity, and may also count with a scenario of more attractive margins, with the maintenance of the resins prices and a more favorable scenario of raw material costs.

Social and Environmental Responsibility for Sustainable Development

Social Actions:

The investments in corporate projects carried out by the Company in 2006 totaled R$ 1.5 million, attending 259 thousand people.

As a acknowledgement for the work developed with Cooperativa de Materiais e Recicláveis de Camaçari (Coopmarc – a cooperative for recycling), in the State of Bahia, we won the 5th Marketing Best Social Responsibility Prize with the program "Environment Partners", which encompasses actions for the improvement of work conditions, training to cooperates and improvement in the income generation. With the implementation of the "Environment Partners Program", the cooperates were trained and today they have better income, improving about 60% their sales, besides applying more efficiently the practices of environmental management and safety in the work environment.

In 2006, the Plastivida – an initiative that we support and that aims to give incentive to the reuse and recycling of plastics, besides supporting environmental education programs related to selective waste collection and recycling – promoted a partnership with Association RecicLázaro, with the objective to increase the selective waste collection and plastic recycling in the West Zone of the city of São Paulo, to give instruction to teachers and students of fundamental schools on the importance of selective waste collection and plastic recycling, to spread the importance of environmental preservation and to promote the reintegration of the socially-excluded people into society.

This year, we supplied about 50 tons of polypropylene to AACD (Assistance to Disabled Children Association), which develops works aiming to socially rehabilitate and include disabled children, teenagers and adults. This partnership exists since 1994 and the polypropylene supplied is used to manufacture orthopedic devices, prostheses, corsets and any kind of accessories intended to physically disabled people.

Health, Safety and Environmental Control Highlights:

In 2006 we invested R$ 4.1 million in projects in the areas of health, safety and environment, R$ 2.2 million of which in the Duque de Caxias unit, R$ 1.1 million in the Mauá unit and R$ 825 thousand in the Camaçari unit. Some of the main investments were carried out in:

- Improvement in the effluent treatment system;
- Fire-fighting system, advances on process safety, implementation of our own System of Equipment Inspection and acquisition ergonomic furniture to all employees.

This year, we fulfilled the compliance to the environmental directives by the World Bank in all plants, completed 10 year free of accidents with leave in the Duque de Caxias Unit and performed simulated emergency exercises in all plants to the better training of the emergency attention teams.

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro Forma* Consolidated Result

Summary (R$ million)	4Q06	4Q05	Δ% 4Q06/4Q05	3Q06	Δ% 4Q06/3Q06	2006	2005	Δ% 2006/2005
Net Revenues	622.6	476.6	30.6	695.7	(10.5)	2,385.7	2,111.3	13.0
Gross Profit	120.6	69.1	74.5	106.0	13.7	317.9	299.1	6.3
Gross Margin	19.4%	14.5%	4.3 p.p.	15.2%	4.2 p.p.	13.3%	14.2%	-0.9 p.p.
EBITDA	90.1	37.3	141.8	73.1	23.1	193.3	189.8	1.8
EBITDA Margin	*14.5%*	*7.8%*	*6.7 p.p.*	*10.5%*	*4.0 p.p.*	*8.1%*	*9.0%*	*-0.9 p.p.*

Production (000 t)	4Q06	4Q05	Δ% 4Q06/4Q05	3Q06	Δ% 4Q06/3Q06	2006	2005	Δ% 2006/2005
Riopol[1]	109.9			110.4	(0.5)	317.9		
Petroflex	86.2	81.8	5.4	87.0	(0.9)	337.0	331.6	1.6

1- Considers only the production of the pre-operating phase. The production during 1Q06 refers to the pre-operating stage, started in November 2005 and ended on March 31. 2006

Sales (000 t)	4Q06	4Q05	Δ% 4Q06/4Q05	3Q06	Δ% 4Q06/3Q06	2006	2005	Δ% 2006/2005
Riopol[1,2]	94.7	7.0	-	104.4	(9.2)	293.7	35.1	
DM	47.5	4.6	-	65.9	(27.9)	179.2	32.7	-
EM	47.2	2.4	-	38.5	22.8	114.5	2.4	-
Petroflex	83.9	81.8	2.5	90.2	(7.0)	338.7	322.2	5.1
DM	56.2	48.7	15.4	57.6	(2.4)	218.6	203.8	7.3
EM	27.7	33.1	(16.4)	32.6	(15.2)	120.1	118.4	1.5

1 – Up to the 1Q06 regarding the pre-operating stage.
2 – Sales until March, 2006 reflect the pre-marketing activity (do not include sales of own-production resin), or pre-operating stage production which was not taken into the result. From January to March, 2006, 40.5 tons of polyethylene were sold, referring to Riopol's pre-operating phase. Sales occurred from April 2006 on were totally of resins produced by Riopol, during its operating stage.

Riopol

The polyethylene domestic demand this quarter retreated 13.8% comparing to 3rd quarter, a period which normally is heater as a result of the sales for end of the year and vacations period. The internal consumption in 2006, on its turn, was 8.1% higher than in 2005, a volume captured by local producers, since imports remained stable as regards 2005. The increase in the polyethylene supply in the domestic market, with the entry of Riopol, is being accommodated by the local market growth, and also by the increase in polyethylene exports, both Riopol's and the other domestic producers'. The volume exported by national producers of that resin grew 39.4% in 2006 as regards 2005, benefiting from the good moment in the international market.

During the fourth quarter of 2006, Riopol kept the plant operation level verified during the third quarter, operating in average at 81.4% of its production capacity. The volume produced in the period was of 109.9 thousand tons, totaling 385.7 thousand tons in the year, 67.7 thousand tons of which were produced in the pre-operating period, when the constructor was performing tests in the equipment. The expectation is that Riopol continue to evolve during 2007 in the increase of its operating rate, going trough the learning curve of units of such complexity and size.

The sales of Riopol this quarter were impacted by the seasonal deceleration. This way, total sales volume was 9.2% lower than in 3Q06, in spite of the increase of 22.8% in exports, since the readjustment of prices movement and recovery of profitability of Riopol limited its domestic sales. From the volume sold in 4Q06, 50.1% was allocated in the domestic market and the remaining exported. The exports of polyethylene were higher than the contractual commitment to export, as a way to take advantage from the good moment in the international market and to reduce the inventories level. In 2006, the total volume sold by Riopol in its operating period, was of 293.7 thousand tons, of which 61% was allocated in the domestic market and the remaining exported. Furthermore, Riopol sold 40.5 thousand tons of polyethylene in 1Q06, a volume not accounted as result.

Riopol's result in 1Q06 was accounted in the deferred asset of the company, not generating result in that quarter, as the company was in pre-operating phase yet. Only as of 2Q06 the results have been entered into the books in the Company's results and consolidated results, proportionally to our share. Riopol's result that had been accounted until 2005 referred to pre-marketing activities, that were completed last year, and are not, therefore, comparable to results obtained in 2006.

Petroflex

Petroflex's elastomers production in the 4Q06 was of 86.2 thousand tons, a volume 5.4% higher than the one produced in the same quarter of 2005 and aligned with 3Q06. The average operating rate of the plant was 83.9% this quarter, keeping the volume produced compatible with the local demand and the production planning, aiming at a richer mix, with products of performance and special elastomers. The 2006 production totaled 337.0 thousand tons, representing an average operating rate of 82.0% this year. During the year, Petroflex's total production capacity was expanded form 410 to 422 thousand tons of elastomers a year.

The volume sold this quarter was of 83.9 thousand tons, 2.5% higher than in the same period of 2005 but 7.0% lower than the one achieved in 3Q06, an effect of the lower seasonal demand of the fourth quarter, when some clients even stopped their production. This year, the volume sold by Petroflex reached 338.7 thousand tons, 5.1% higher than in 2005, highlighting the increase in domestic sales, of 7.3% in this same period. Petroflex's domestic market share in 2006 was of 68% of the elastomers market.

Net Revenues

The consolidated net revenues in this quarter was R$ 622.6 million, 30.6% above the one recorded in the same period of 2005, primarily because of the consolidation of Riopol's net revenue, that responded in this quarter for 16.8% of the consolidated net revenue. However, the net income was 10.5% lower than in the 3Q06, an effect of the lower volume sold by the companies after the seasonal increase in sales during the third quarter and the adjustments in the elimination of intercompanies sales in the consolidated result, with an impact of R$ 34.4 million in 4Q06. In 2006, the consolidated net revenues totaled R$ 2,385.7 million, 13.0% higher than in 2005, once again for the consolidation of Riopol's results, as of 2Q06. In 2005, Riopol only carried out pre-marketing sales.

Net Revenues R$ million	4Q06	4Q05	Δ (%)	3Q06	Δ (%)	2006	2005	Δ (%)
Suzano Petroquímica Parent Company	**473.5**	**410.0**	**15.5**	**507.7**	**(6.7)**	**1.826.8**	**1.802.5**	**1.3**
Riopol[1,3]	110.1	(1.7)		114.6	(3.9)	319.3	32.5	
Petroflex[1]	73.4	65.0	12.9	73.5	(0.1)	273.9	276.3	(0.8)
Eliminations[4]	**(34.4)**	-	-	-	-	**(34.4)**	-	-
Suzano Petroquímica Consolidated[2]	**622.6**	**476.7**	**30.6**	**695.7**	**(10.5)**	**2.385.7**	**2.111.3**	**13.0**

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 – Pro forma consolidation, considering for all mentioned periods a participation of 100% in Polibrasil, consolidated with participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale, which took place on Apr 04, 2006.
3 – The net income in 4Q05 and in 2005 reflects only Riopol's pre-marketing activities (does not include sales of resin of its own production). This way, Riopol's data is not compatible with the realizations as of April 2006.

4 – When consolidating a Balance, sales and costs among companies must be eliminated. In the 4Q06, it was done the full adjustment of operations between Suzano Petroquímica and Riopol during 2006 and referring to the supply of polypropylene. As from 1Q07, the elimination of operations inter companies will be normally done each quarter.

Riopol: net revenues this quarter were R$ 330.2 million, representing a reduction of 3.9% compared to the net revenues of 3Q06, due to the 9.2% lower volume sold, which was partially compensated by the increase of 5.0% in the polyethylene unitary net revenue between the periods. From the total net revenues, 88% come from polyethylene sales and the remaining from by-products sales (propylene, hydrogen and pyrolysis gasoline).

In 2006, Riopol's net revenue, corresponding to its operating period started in April, was of R$ 958.0 million, result not comparable to revenues earned in 2005, as in the past it came from the pre-marketing phase, and the volume placed was very inferior to the one currently sold by the company.

Riopol responded this quarter for 16.8% of the consolidated net revenues, and for 13.2% of net revenues in 2006. It is important to point out that Riopol only contributed for the consolidated result as of April.

- **Petroflex:** net revenues of Petroflex were R$ 365.0 million in the 4Q06, aligned with the one of 3Q06, as the reduction of 7.0% in the volume sold was offset by the movement of increase of elastomers prices, which caused an increase of 7.4% in the unitary net revenue. As regards the same period of 2005, net revenues grew 12.9%, a joint effect of the 2.5% increase in the volume sold and of 7.7% in the unitary net revenue.

In 2006, net revenues totaled R$ 1,361.5 million, 0.8% lower than in 2005, resulting from the reduction of 6.0% in the unitary net revenue, as a function of the fall in the natural rubber prices in the international market, partially compensated by the 5.1% increase in the volume sold.

Petroflex responded this quarter for 11.2% of the consolidated net revenue, and for 11.3% of the consolidated net revenue in 2006.

Cost of Products Sold

The consolidated cost of products sold (COGS) this quarter was R$ 502.0 million, 14.9% lower than the one recorded in the 3Q06, as a result of the reduction in the volume sold, also because of the adjustment in the elimination of inter companies sales in the consolidate result, with a R$ 34.4 million in 4Q06. As regards the 4Q05, the consolidated COGS was 31.6% higher, derived mainly from the consolidation of cost of products sold by Riopol, which had been deferred in 4Q05. The accumulated COGS in 2006 was of R$ 2,102.2 million, 16% higher than the one realized in 2005, once again as a result of the recording of Riopol's COGS as of April 2006 and also of the increase of Petroflex's COGS.

Cost of Goods Sold (COGS)								
R$ million	4Q06	4Q05	Δ (%)	3Q06	Δ (%)	2006	2005	Δ (%)
Suzano Petroquímica Controlling Company	**382.8**	**349.6**	**9.5**	**420.6**	**(9.0)**	**1,567.5**	**1,561.5**	**0.4**
Riopol[1,3]	89.1	0.3	-	105.6	(15.6)	293.2	31.4	-
Petroflex[1]	64.5	57.7	11.8	63.5	1.5	241.5	219.1	10.2
Eliminations[4]	**(34.4)**	**-**	**-**	**-**	**-**	**(34.4)**	**-**	**-**
Suzano Petroquímica Consolidated[2]	**502.0**	**407.6**	**23.2**	**589.7**	**(14.9)**	**2,067.8**	**1,812.1**	**14.0**

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 – Pro forma consolidation, considering for all mentioned periods a participation of 100% in Polibrasil, consolidated with participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – The CPV in the 4Q05 and in 2005 reflects only the pre-marketing activity (purchase of resin for resale). Therefore, the data is not comparable to the one realized as of April 2006.

4 – When consolidating a Balance, sales and costs among companies must be eliminated. In the 4Q06, it was done the full adjustment of operations between Suzano Petroquímica and Riopol during 2006 and referring to the supply of polypropylene. As from 1Q07, the elimination of operations inter companies will be normally done each quarter.

- **Riopol:** the COGS this quarter was of R$ 267.4 million, 15.6% below the one realized in the 3Q06, as a joint effect of the reduction of 9.2% in the volume sold and also of 7.0% in the unitary COGS. From the COGS, 81% were variable production costs (raw material, catalysst, utilities, etc.), 12% depreciation/amortization and 7% fixed costs. The reduction in the COGS per ton this quarter was a consequence of the higher operating efficiency of the plant, which has been improving specific consumption indexes of inputs, through a better utilization of raw material and also from the movement of retreat in the Mont Belvieu ethane and propane prices, which are a reference to Riopol's raw materials costs.


Evolution of Mont Belvieu
Ethane and Propane prices
jan 05 = 100
131
127
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Ethane
Propane
Source: Blommberg

The average prices of ethane and propane Mont Belvieu*, which serve as basis for the formula of price formation of the main raw materials of Riopol, were reduced 18% and 14%, respectively, in the average between 4Q06 and 3Q06, according to the chart aside.

Petroflex: the COGS of Petroflex this quarter was of R$ 320.6 million, 11.8% higher than the one recorded in the same period last year, as a result of the increase of 9.1% in the unitary COGS and also of the 2.5% higher volume sold. As regards the 3Q06, the COGS was 1.5% higher, also as a result of a unitary COGS 9.2% higher, partially compensated by the sales volume, 7.0% lower. This year, the COGS of Petroflex, of R$ 1,200.0 was 10.2% above the recorded in 2005, a joint effect of the increase of 5.1% in the volume sold and of 4.8% in the unitary COGS. The butadiene, one of the main raw materials for elastomers production, and which represents about 55% of Petroflex's variable production costs, rose 8.8% this year, pressed by the tight supply and demand balance of this input worldwide.

Sales, General and Administrative Expenses (SG&A)

The consolidated sales, general and administrative expenses (SG&A) totaled R$ 65.8 million this quarter, aligned with the ones recorded in the 3Q06, and 12.3% higher comparing to the 4Q05, mainly as a result from the expenses arising from the Riopol's operation, which were not accounted in 2005. In 2006, the SG&A totaled R$ 249.7 million, 16.5% above the one recorded in 2005, once again as a result primarily from the consolidation of expenses of Riopol, which were not significant in 2005, arising only from the pre-marketing operation.

- **Riopol:** the SG&A of the company in the 4Q06 was R$ 38.1 million, aligned with the one realized in the 3Q06, as a result of the raise in sales expenses resulting from the higher volume exported, offset by the 9.2% reduction in the volume sold and by the reduction in the cost of third parties services. From the SG&A, 75% were sales expenses and 25% general and administrative expenses. In 2006, from April to December, SG&A totaled R$ 113.1 million, 69% of which referring to sales expenses and 31% to general and administrative expenses. Said results are not comparable with the results obtained in 2005, in which only the expenses with sales related to the pre-marketing activity of the company were recorded.

- **Petroflex:** Petroflex's SG&A reached R$ 29.9 million this quarter, aligned with 3Q06, and were 20.9% higher than in 4Q05, for the greater volume sold and the increase in the general and administrative expenses. In 2006 there was a reduction of 7.5% in the SG&A as regards 2005, totaling R$ 105.8 million this year, due to the optimization of freight expenses, which was partially neutralizes by the raise in general and administrative expenses, due to the reduction in the number of employees and indemnity expenses.

EBITDA

The EBITDA in the 4Q06 continued to increase, growing 23.1% as regards the 3Q06, up to R$ 90.1 million this quarter. As regards the EBTDA in the 4Q05, the growth was of 141.8%. The growth of the EBITDA was a result of two main reasons: the consolidation of Riopol's EBITDA, and the increase in the parent company's EBITDA. The EBITDA margin was of 14.5% this quarter, advancing 4.0 p.p. as regards last quarter and 6.7 p.p. comparing to the 4Q05. Said margins recovery occurred mainly because of the movement of prices recovery, which took place in the 3Q06, and kept during the 4Q06, both in the parent company and Riopol, increasing the profitability of the two companies. It is worth mentioning that EBITDA Margin is impacted by the adjustment in consolidated net revenues in 4Q, because of the elimination of the transactions between companies occurred during 2006, but concentrated in the last quarter. Distributing the effect of such transactions along the year, EBITDA Margin in 4Q06 would be 13.9% in 4Q06.

EBITDA (R$ million) e EBITDA Margin (%) – Consolidated *Pro Forma*


13.5%
6.8%
8.2%
7.8%
3.1%
2.6%
10.5%
14.5%
66.8
37.2
48.6
37.2
14.6
15.5
73.1
90.1
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

In 2006, the consolidated EBITDA reached R$ 193.3 million, 1.8% above 2005, once again as an effect of the consolidation of the operating result of Riopol, with a positive contribution starting from the 3Q06, which more than compensated the reduction of 47.7% in the EBITDA of Petroflex. The consolidated EBITDA margin in 2006 was of 8.1%, 0.9 p.p. lower than the margin realized in 2005, as a result of the small retreat of 0.2 p.p. in the parent company's margin and of 6.8 p.p. in Petroflex's margin. The consolidation of the positive result related to the Riopol's activity generated a positive EBITDA of R$ 19.7 million in the consolidated cash generation of 2006.

EBITDA R$ million	4Q06	4Q05	Δ (%)	3Q06	Δ (%)	2006	2005	Δ (%)
Suzano Petroquímica Controlling Company	**65.2**	**33.3**	**95.5**	**59.7**	**9.2**	**155.9**	**156.5**	**(0.3)**
Riopol[1,3]	19.0	0.3	-	7.6	150.8	19.7	(1.9)	-
Petroflex[1]	5.0	6.7	(26.6)	6.3	(21.0)	19.9	38.1	(47.7)
Other expenses consolidated[4]	0.9	(3.1)	-	(0.5)	-	(2.2)	(2.9)	-
Suzano Petroquímica Consolidated[2]	**90.1**	**37.2**	**141.8**	**73.1**	**23.1**	**193.3**	**189.8**	**1.8**

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 – Pro forma consolidation, considering for all mentioned periods a participation of 100% in Polibrasil, consolidated with participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – The CPV in the 3Q05 and in the 9M05 reflects only the pre-marketing activity (does not include sales of resins of own production). This way, the data comparable to the one realized as of April 2006.
4 —It reflects the consolidated operating expenses of SPQ Investimentos e Participações Ltda., of Suzanopar Petroquímica Ltda. and of Polipropileno Participações up to September 30, 2006.

Note: consolidated Ebitda figures presented for 1Q05, 2Q05 and 3Q05 had a minor accounting mistake, and therefore were corrected in the chart above and also in the complete 2005 value, presented in the table above, in order to guarantee a better comparison of results and help in the projections for future performance.

- **Riopol:** the EBITDA generated in the 4Q06 was of R$ 57.0 million, presenting an increase of 150.8% as regards the result of the 3Q06, as a function mainly of the effect of the readjustment of prices implemented during the 3Q06 and fully captured in the 4Q06, and from the continued process of increase of the operating efficiency of the plant and the retreat in the raw materials costs. With the positive generation of EBITDA as of 3Q06, the accumulated EBITDA in 2006 totaled R$ 59.0 million. The EBITDA margin in the 4Q06 was of 17.3% and 6.2% in 2006.
- **Petroflex:** the EBITDA of Petroflex this quarter, of R$ 24.7 million, was 21.6% higher than the one realized in the 4Q05, as a result of the increase in SG&A and unitary COGS that followed the effect of the raise in the volume sold and the unitary net revenue. As regards 3Q06, EBITDA fell 21.0%, as a result of the reduction of 10.4% in the gross profit. The EBITDA of 2006 totaled R$ 99.1 million, 47.7% lower than the one realized in 2005, because of the pressure of costs of the main raw materials and a price scenario not very favorable during the year. The EBITDA margin of the company was of 6.8% in 4Q06 and 7.3% in 2006.

Financial Result and Indebtedness

The Company presented, in the 4Q06, a consolidated net financial expense in the amount of R$ 25.9 million, impacted preponderantly by the R$ 17.7 million negative financial result of the parent company and by the negative R$ 7.6 million impact of the consolidation of the Riopol's net financial expense, both as a result of interests, in spite of the positive effect of the 1.7% appreciation of the Real on the inventory of indebtedness denominated in Dollars.

The consolidated gross indebtedness of the Company (considering principal and interests) on Dec 31, 2006 was R$ 1,934.1 million, 2.3% higher than the position on Sept 30, 2006. The net indebtedness, however, was 2.4% lower, totaling R$ 1,561.9 million this quarter, as a result of the increase in the cash resulting from better operating results of the parent company and Riopol.

Net Indebtedness / EBITDA


Net Debt / EBITDA
Consolidated *Pro Forma*
13.19
11.39
8.08
06.30.06
09.30.06
12.31.06

Considering the *pro forma* Consolidated Financial Statements, there was a strong leveraging reduction, with the Net Indebtedness/EBITDA ratio presenting a fall of 3.59 p.p., from 11.39 on Sep 30, 2006, to 8.08 at the year's closing. Such a reduction results from an increase in the accumulated *pro forma* consolidated EBITDA in the last 12 months, because of the strong growth in the EBITDA of the parent company, 95.5% higher than in 4Q05 and also for the positive contribution of the consolidation of Riopol's EBITDA, positive as of 3Q06, totaling R$ 19.7 million in the year, while all the contribution of its debt had already been consolidated. This process of leveraging reduction shall continue in the next quarters, with the improvement in the results of the parent company and the progress of Riopol's operations. It is important to stress that the indebtedness both of the parent company and Riopol are concentrated on the long term, and there is no risk of rolling-over or fulfillment of the financial commitments, which are comfortably scheduled for the next years, despite the still high Net Indebtedness / EBITDA ratio.

Net Profit / Loss of the Exercise

The Company's strong recovery of results occurred in 2H06 allowed a R$ 29.1 million net profit in the period, enough to offset the R$ 29.1 million net loss of the 1H06. As a result, the Company registered a net profit of R$

16.7 thousand this year, despite the financial expenses, of R$ 58.6 million, the recurring goodwill amortization, in the amount of R$ 57.3 million and further from the consolidation of our share in Riopol's result, with a negative impact of R$ 30.8 million. The accounting of the amount expected from the 2nd installment from the sale of Politeno, reflected in the equity from affiliates account, positively contributed for the Company's result with a net amount of R$ 64.4 million. The result from the participation of Suzano Petroquímica in Politeno during 1Q06, was reallocated in the pro forma financial statements to the minority participation line.

Annexes

1. Balance Sheets – Parent Company and Consolidated
2. Statement of Income – Parent Company and Consolidated

Annex 1 – Balance Sheet

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	31/12/2006	31/12/2005 pro forma
Cash and cash equivalents	169.592	218.274
Other current assets	422.719	408.009
Long-term assets	198.892	122.869
Other permanent assets	1.179.414	1.213.889
Property, plant and equipment	465.164	473.718
Total Assets	**2.435.781**	**2.436.759**
Suppliers	127.641	130.837
Short-term loans	163.460	487.701
Other short-term liabilities	58.497	101.736
Long-term loans	1.076.925	687.895
Other long-term liabilities	21.417	37.170
Future Periods Results	21.271	24.866
Minority interest	-	-
Shareholders' equity	966.570	966.554
Total liabilities	**2.435.781**	**2.436.759**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	31/12/2006	31/12/2005 pro forma
Cash and cash equivalents	393.335	245.841
Other current assets	697.103	539.229
Long-term assets	296.570	175.818
Other permanent assets	631.678	880.388
Property, plant and equipment	1.356.765	1.396.690
Total Assets	**3.375.451**	**3.237.966**
Suppliers	197.620	193.958
Short-term loans	256.517	567.949
Other short-term liabilities	94.836	137.740
Long-term loans	1.677.631	1.209.473
Other long-term liabilities	143.413	115.502
Future Periods Results	38.864	45.318
Minority interest	0	1.472
Shareholders' equity	966.570	966.554
Total Liabilities	**3.375.451**	**3.237.966**

Annex 2 – Income Statement - Parent Company

Suzano Petroquímica - Parent Company
Income Statement
R$ thousand

(*) ex Politeno	4Q 06	4Q 05 (*) pro forma	Var. %	2006	2005 pro forma	Var. %
Gross Revenues	609.018	533.397	14%	2.375.750	2.361.875	1%
Gross Revenues Deductions	(135.543)	(123.403)	10%	(548.936)	(559.331)	-2%
Net Revenues	**473.475**	**409.994**	**15%**	**1.826.814**	**1.802.544**	**1%**
Cost of Goods Sold	(382.792)	(349.554)	10%	(1.567.509)	(1.561.537)	0%
Gross Income	**90.683**	**60.440**	**50%**	**259.305**	**241.007**	**8%**
Gross Margin	*19,2%*	*14,7%*		*14,2%*	*13,4%*	
Selling Expenses	(29.627)	(37.301)	-21%	(127.966)	(130.623)	-2%
General and Administrative Expenses	(18.401)	(13.684)	34%	(60.351)	(54.050)	12%
Other Net Operating Revenue (Expenses)	2.658	5.930	-55%	9.884	28.967	-66%
Activity Result	**45.313**	**15.385**	**195%**	**80.872**	**85.301**	**-5%**
Activity Margin	*9,6%*	*3,8%*		*4,4%*	*4,7%*	
Net Financial Revenues (Expenses)	(17.711)	(69.893)	-75%	(58.645)	(52.723)	11%
Financial Revenues	6.117	4.244	44%	23.098	19.467	19%
Financial Expenses	(23.828)	(74.137)	-68%	(81.743)	(72.190)	13%
Equity Results	3.135	4.325	-28%	23.233	42.156	-45%
Goodwill Amortization	(13.866)	(13.936)	-1%	(57.321)	(20.692)	177%
Net non-Operating Revenues (Expenses)	(589)	(277)	113%	(1.158)	(25.970)	-96%
Income Before Income Tax and Social Contributi	**16.282**	**(64.396)**	**-125%**	**(13.019)**	**28.072**	**-146%**
Income Tax and Social Contribution	(6.596)	30.883	-121%	13.035	4.132	215%
Minority Interest	-	(6.716)	-100%	-	(16.960)	-100%
Net Income/Loss for the Year	**9.686**	**(40.229)**	**-**	**16**	**15.244**	**-100%**
EBITDA	65.188	33.336	96%	155.952	156.488	0%
EBITDA Margin	*13,8%*	*8,1%*		*8,5%*	*8,7%*	

Annex 2 –Income Statement - Consolidated

Suzano Petroquímica - Consolidated
Income Statement
R$ thousand

(*) ex Politeno	4Q 06	4Q 05 (*) pro forma	Var. %	2006 pro forma	2005 pro forma	Var. %
Gross Revenues	794.825	613.196	30%	3.064.231	2.741.155	12%
Gross Revenues Deductions	(172.242)	(136.545)	26%	(678.621)	(629.882)	8%
Net Revenues	**622.583**	**476.651**	**31%**	**2.385.660**	**2.111.273**	**13%**
Cost of Goods Sold	(502.026)	(407.564)	23%	(2.067.791)	(1.812.122)	14%
Gross Income	**120.557**	**69.087**	**75%**	**317.869**	**299.150**	**6%**
Gross Margin	*19,4%*	*14,5%*		*13,3%*	*14,2%*	
Selling Expenses	(42.072)	(40.845)	3%	(166.378)	(148.133)	12%
General and Administrative Expenses	(23.778)	(16.796)	42%	(83.282)	(66.103)	26%
Other Net Operating Revenue (Expenses)	3.450	6.820	-49%	14.039	29.632	-53%
Activity Result	**58.157**	**18.266**	**218%**	**82.248**	**114.546**	**-28%**
Activity Margin	*9,3%*	*3,8%*		*3,4%*	*5,4%*	
Net Financial Revenues (Expenses)	(25.916)	(70.537)	-63%	(92.300)	(65.756)	40%
Financial Revenues	46.017	7.743	494%	120.580	19.506	518%
Financial Expenses	(71.933)	(78.280)	-8%	(212.880)	(85.262)	150%
Equity Results	0	-		-	-	
Goodwill amortization	(13.866)	(13.936)	0%	(57.321)	(20.692)	177%
Net non-Operating Revenues (Expenses)	(559)	(266)	110%	36.962	(26.272)	-
Income Before Income Tax and Social Contributi	**17.815**	**(66.473)**	**-**	**(30.411)**	**1.826**	**-1765%**
Income Tax and Social Contribution	(8.129)	23.393	-135%	28.301	734	3755%
Monirity Interest	-	2.851	-100%	2.127	12.684	-83%
Net Income/Loss for the Year	**9.686**	**(40.229)**	**-**	[illegible]	**15.244**	**-100%**
EBITDA	90.061	37.250	142%	193.339	189.831	2%
EBITDA Margin	*14,5%*	*7,8%*		*8,1%*	*9,0%*	

END